BRF S.A.

Publicly-Held Company

CNPJ No. 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2021

(Drawn-up as a summary, as required by article 130, Paragraph 1, of Law No. 6.404, of December 15, 1976)

1.               Date, Time and Place: Held on April 27, 2021, at 11:00 a.m. The Meeting was held exclusively under virtual format, pursuant to article 124, Paragraph 2-A of Law No. 6.404/1976 c/c article 4, Paragraph 2, item I of CVM Instruction 481/2009, by means of electronic system made available by BRF S.A. (“BRF” or the “Company”), and it shall be considered that it took place at the Company’s head office in the City of Itajaí, State of Santa Catarina, Rua Jorge Tzachel, 475, Bairro Fazenda, as provided in article 4, Paragraph 3, of CVM Instruction No. 481/2009.

2.               Call Notice and Publications: The General Shareholders’ Meeting was convened according to the call notice published in the following newspapers: Valor Econômico (days 26, 29 and 30 of March, 2021, on pages c4, b15 and b4, respectively) and the Official Gazette of the State of Santa Catarina (days 26, 29 and 30 of March, 2021, on pages 66 and 27, 128 and 84 and 85, respectively), in compliance with the provisions of Article 124 of Law No. 6.404/1976. Publication of the Notice provided for in article 133 of Law No. 6.404/1976 was waived, since the documents mentioned in that article were published more than one month before the date of the Ordinary General Shareholders’ Meeting, as permitted by Paragraph 5 of article 133 of Law No. 6.404/1976. The Management Report, the Financial Statements and the respective Explanatory Notes and the Independent Auditors’ Report and the Fiscal Council’s Opinion were published on March 04, 2021 on Valor Econômico (pages c7 to c19) and on the Official Gazette of the State of Santa Catarina (pages 41 to 87), in compliance with the provisions of Article 133, Paragraph 3, of Law No. 6.404/1976.

3.               Attendance: The works were installed with the presence of shareholders representing 73.07% (seventy-three point zero seven percent) of the voting capital stock of the Company, at the Ordinary General Shareholders' Meeting, and 72.91% (seventy-two point ninety-one percent) of the voting capital stock of the Company, at the Extraordinary General Shareholders' Meeting, as verified by the information contained in the analytical maps prepared by the bookkeeping agent and by the Company, pursuant to article 21-W, items I and II, of the CVM Instruction No. 481/2009, and the records of the electronic system of distance attendance made available by the Company, pursuant to article 21-V of CVM Instruction No. 481/2009. Thus, the existence of a legal quorum for the holding of the General Shareholders’ Meeting was confirmed. Also present, in accordance with the provisions of articles 134, Paragraph 1, and 164 of Law No. 6.404/1976, and in accordance with the provisions of article 21-C, Paragraph 5, of CVM Instruction No. 481/2009: (i) the Chairman of the Board of Directors, Mr. Pedro Pullen Parente; (ii) the Chief Financial and Investor Relations Officer, Mr. Carlos Alberto Bezerra de Moura; (iii) the Vice-President of Legal, Compliance, Governance and M&A, Mr. Bruno Machado Ferla; (iv) the Chairman of the Fiscal Council, Mr. Attílio Guaspari; (v) the Coordinator of the Audit and Integrity Committee and Vice-President of the Board of Directors, Mr. Augusto Marques da Cruz Filho; and (vi) the representative of KPMG Auditores Independentes, Mr. Fabian Junqueira Sousa.

4.               Board: Chairman: Pedro Pullen Parente; Secretary: Marcus de Freitas Henriques.

5.               Agenda: At the Ordinary General Shareholders’ Meeting: (i) To take the accounts of the managers, examine, discuss and vote the Management Report, the Financial Statements and other documents related to the year ended on December 31, 2020, including the absorption of the profit for such year by the balance of accumulated losses; (ii) To set the annual global compensation of the Company’s management for the year 2021; (iii) To elect the members of the Fiscal Council; and (iv) To establish the compensation of the members of the Fiscal Council for the fiscal year 2021. At the Extraordinary General Shareholders’ Meeting: (i) To resolve on the following amendments to the Company’s Bylaws, as detailed in a draft with revision marks contained in the Management Proposal disclosed to the market: (a) Amend Article 3 of the Company’s Bylaws, in order to include, in the corporate purpose: the (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter; and (b) Amend Article 33 of the Company’s Bylaws, in order to (1) establish that the Coordinator of the Audit and Integrity Committee will be chosen by the Board of Directors and not by the members of the Audit and Integrity Committee; (2) establish that Audit and Integrity Committee’s regular meetings shall have a periodicity of every two months and no longer monthly; and (3) exclude the obligation that the meetings between the Audit and Integrity Committee Coordinator and the members of the Board of Directors and the Fiscal Council be held quarterly; (ii) Consolidate the Company’s Bylaws with the approved changes; and (iii) Resolve on the following changes to the Restricted Stocks Plan of the Company (“Restricted Stocks Plan”): Exclude the concepts of “Parity Shares”, “Total Shareholder Return - TSR” and “Funds Committed”, and, therefore change items 1.1, 5.3, 5.3.1 and 7.1 and exclude itemss 5.3.2 and 7.2 of the Restricted Stocks Plan; (a) Insert the possibility for the Company, at its sole discretion and subject to any restrictions and procedures provided for in the applicable legislation and regulation, to grant restricted shares in the form of American Depositary Receipts - ADRs, with the consequent inclusion of a new item 6.2 in the Restricted Stocks Plan; (b) Consolidate the competence of the Board of Directors to establish the effects of the Beneficiary's termination in relation to “Restricted Stock Not Fully Acquired”, with the consequent amendment of item 8.1 and the exclusion of the current items 8.2 and 8.3 of the Restricted Stocks Plan; and (c) Implement wording adjustments, without material change of content, and consequently change items 1.1 (concepts of “Restricted Stock Not Fully Acquired” and “Committee”), 2.1, 3.1, 3.2, 4.1, 4.2 (d), 4.3, 6.1, 7.3, 7.4, 10.2 and 10.3 and the exclusion of the current item 6.2 of the Restricted Stocks Plan.

6.               Preliminary Procedures: Before starting the works, the Secretary of the Meeting provided clarifications regarding the operation of the electronic attendance system made available by the Company and the form of manifestation of shareholders who remotely attended the Meeting, as well as informed that (i) the works of the Meeting would be recorded, provided that the copy of such recording will be filed at the Company’s headquarters; (ii) any new documents eventually presented during the Meeting, which have not yet been made publicly available by the Company, could be viewed simultaneously by all remote participants; and (iii) the electronic system for attendance in the Meeting allowed shareholders to manifest themselves on the matters of the agenda and to speak to each other and to the Board. The Secretary also inquired whether any of the shareholders present had submitted a manifestation of vote by means of a distance voting form and wished to express their vote at the present Meeting, so that the guidance received by means of the distance voting form would be disregarded, as provided for in article 21-C, paragraph 2, item II of CVM Instruction No. 481/2009. Finally, the shareholders dismissed the reading of the summary Voting Map consolidating the information provided in the analytical voting maps provided by the bookkeeping agent and by the Company itself, since such document was disclosed to the market by the Company on April 26, 2021, and the Secretary informed that all shareholders could have access to such Voting Map, including during the Meeting.

7.	Deliberations Approved:

7.1.       Initially, it was approved, by unanimous votes of the attending shareholders, the drawing up of the minutes of this Meeting in the form of a summary of the facts occurred, containing only the transcription of the deliberations taken, and that its publication be made with the omission of the signatures of the shareholders, as provided in paragraphs 1 and 2 of article 130 of Law No. 6.404/1976.

7.2. At the Ordinary General Shareholders’ Meeting

7.2.1.       Approved, without reservations, by majority of votes of the present shareholders, with 520.376.747 favorable votes, 1.799.270 contrary votes and 71.478.894 abstentions, including of the shareholders legally prevented, the management accounts and the financial statements of the Company related to the fiscal year ended on December 31, 2020, together with the management report, the explanatory notes, the report of the independent auditors, the opinion of the Fiscal Council, the summarized annual report of the Audit and Integrity Committee and the comments of the Managers on the financial situation of the Company.

7.2.2. Approved by majority of votes of the present shareholders, with 517.350.093 favorable votes, 12.562.964 contrary votes and 63.741.854 abstentions, the setting of the annual global remuneration for the year 2021 for the members of the Board of Directors and the Board of Officers Board in the amount of up to R$103,368,000.00 (one hundred and three hundred and sixty-eight million Brazilian reais), which covers the proposed limit for fixed compensation (salary or pro-labore and direct and indirect benefits), benefits motivated by the termination of the position, as well as variable compensation (profit sharing or Bonus) and amounts related to the Stock Option Plan and the Restricted Stocks Plan.

7.2.3.       Approved the election of the members, effective and alternate, of the Fiscal Council, with a term of office until the Ordinary General Shareholders’ Meeting to be held in the fiscal year of 2022: (i) as effective member, Mr. Attílio Guaspari, Brazilian citizen, married, engineering, holder of Identity Card n° 2.816.288 SSP/SP, enrolled in CFP under n° 610.204.868-72, with commercial address in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, nº 8.501, 1º andar, Pinheiros, Zip Code 05425-070, and, as his alternate, Mrs. Marcus Vinicius Dias Severini, Brazilian citizen, married, accountant and electrical engineer, holder of Identity Card RG n° 81.119.427-3 IPF/RJ, enrolled in CFP under n° 632.856.067-20, with commercial address in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Antonio Salema, nº 68, Vila Isabel, Zip Code 20541-070, considering these candidates received 442.658.816 favorable votes, 50.448.230 contrary votes and 100.547.865 abstentions; (ii) as effective member, Mrs. Maria Paula Soares Aranha, Brazilian citizen, single, business administrator, holder of Identity Card RG n° 7.770.372-9 SSP/SP, enrolled in CFP under n° 035.859.048-58, with commercial address at Rodovia Raposo Tavares, 7389, Torre Cauna, apto 273, São Paulo - SP, and, as her alternate, Mrs. Mônica Hojaij Carvalho Molina, Brazilian citizen, married, administrator, holder of Identity Card RG n° 18.714.329-8 SSP/SP, enrolled in CFP under n° 137.295.488-08, with commercial address at Rua Joaquim Floriano, 1052, 12º andar, São Paulo/SP, considering these candidates received 529.003.903 favorable votes, 38.552.821 contrary votes and 26.098.187 abstentions; and (iii) as effective member, Mr. André Vicentini, Brazilian citizen, married, engineering, holder of Identity Card n° 34.021.004-7 SSP/SP, enrolled in CFP under n° 283.726.668-06, with commercial address in the City of São Paulo, State of São Paulo, at Rua Tuiuti, 589, apto. 183, bloco 5, bairro Tatuapé, Zip Code 03081-003, and, as his alternate, Mr. Valdecyr Maciel Gomes, Brazilian citizen, married, lawyer, holder of Identity Card OAB/RJ n° 58.303, enrolled in CFP under n° 718.224.887-53, with commercial address in the City of Niterói, State of Rio de Janeiro, at Rua Miguel de Frias, 77, bloco 3, apto 601, bairro Icaraí, Zip Code 24.220-901, considering these candidates received 454.302.101 favorable votes, 38.804.352 contrary votes and 100.548.458 abstentions. It is recorded that the members elected to the Fiscal Council were the only candidates presented for the election held at the present Meeting.

7.2.3.1. The present shareholders were informed that, in the election of the members of the Company’s Fiscal Council, each shareholder can vote for up to 3 (three) candidates, being considered elected the 3 (three) candidates who receive the highest number of favorable votes, regardless of the number of any contrary votes that they have received, which are not counted for the definition of the elected candidates. Considering that article 161, paragraph 1, of the Brazilian Corporations Law and article 30 of BRF’s Bylaws determine that the Fiscal Council must be composed of 3 (three) members and that, for the election to be held at the present Meeting, only 3 (three) candidates were nominated to form the Fiscal Council, the 3 (three) indicated candidates were considered elected. In addition, as the Company has no defined controlling shareholder, the provisions of article 161, paragraph 4, of Law No. 6.404/1976 are not applicable.

7.2.3.2. The shareholders were informed that the members of the Fiscal Council elected at this Meeting are in a position to sign, without reservations, the declaration mentioned in article 147, paragraph 4, of Law No. 6.404/1976, as well as that the investiture of the members elected herein is hereby subject to: (i) the signature of the investiture term, drawn up in the Company’s proper book; and (ii) the effective signature of the aforementioned statement.

7.2.4.        Approved, by majority of votes of the present shareholders, with 540.141.269 favorable votes, 919.048 contrary votes and 52.594.594 abstentions, the setting of the compensation of the effective members of the Company’s Fiscal Council for the fiscal year 2021 in an amount corresponding to 10% (ten percent) of the average amount of the compensation attributed to the Company’s Officers (not counting benefits, representation fees and profit sharing), pursuant to paragraph 3 of article 162 of Law No. 6.404/1976.

7.3. At the Extraordinary General Shareholders’ Meeting

7.3.1.       Approved, by majority of votes of the present shareholders, with 571.811.224 favorable votes, 73.581 contrary votes and 20.465.055 abstentions, the amendment of article 3 of the Bylaws, and with 551.824.458 favorable votes, 4.412.532 contrary votes and 36.112.870 abstentions the amendment of article 33 of the Bylaws pursuant to the Management Proposal disclosed to the market. In view of this, the said statutory provisions starts to present the following wording:

“Article 3. It constitutes main corporate purpose of the Company the exercise of the following activities, in the national territory or abroad:

(i) the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly animal protein by-products and food products that use the cold chain as support and distribution;

(ii) the industrialization and commercialization of animal feeds, nutrients and food supplements for animals;

(iii) the provision of food services in general;

(iv) the industrialization, refining and commercialization of vegetable oils, fats and dairy products;

(v) the exploration, conservation, storage, silage and commercialization of grains, its derivatives and by products;

(vi) the commercialization, in the retail and wholesale, of consumer and production goods including the commercialization of equipment and vehicles for the development of its logistical activity;

(vii) the export and the import of production and consumer goods;

(viii) the provision of services of transportation, logistics and distribution of cargo and food in general;

(ix) the participation in other companies, aiming the broadest achievement of the corporate purposes;

(x) the participation in any project for the operation of the Company´s business.

(xi) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter;

(xii) manufacture and commercialization of organic chemical products derived from animal slaughter; and

(xii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter.

(…)

Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for terms of office of two (2) years and will occupy their positions for, at the most, ten (10) years, being dismissible at any time. If the member of the Committee is also a member of the Board of Directors, the term of office will end simultaneously for both positions.

Paragraph One - The performance of the activities of the members of the Audit and Integrity Committee shall observe the rules provided in the Brazilian law, especially in CVM Instruction 509/11, and in US law, including the provision of the Sarbanes–Oxley Act and the rules issued by the Securities and Exchange Commission - SEC.

Paragraph Two - At least one of the members of the Audit and Integrity Committee shall have proven knowledge in the areas of corporate accounting, of audit and finance, that characterizes him as financial specialist.

Paragraph Three - The Audit and Integrity Committee shall have the following assignments: 1) give opinion on the hiring and dismissal of the independent external auditor for the conduction of the independent external audit or for any other type of service; 2) supervise the activities: (a) of the independent auditors, such as to evaluate their independence, the quality and adequacy of the services provided to the needs of the Company; (b) of the area of internal controls of the Company; (c) of the area of internal audit of the Company; and (d) of the area of preparation of the financial statements of the Company; 3) monitor the quality and integrity: (a) of the mechanisms of internal controls; (b) of the quarterly information, interim statements and financial statements of the Company; and (c) of the information and measurement disclosed based on adjusted accounting data and on non-accounting data that add non-provided elements to the structure of the usual reports of the financial statements; 4) evaluate and monitor the risk exposures of the Company, being able, inclusively, to require detailed information on policies and procedures related with: (a) the management compensation; (b) the use of the Company´s assets; and (c) the expenses incurred on behalf of the Company; 5) evaluate and monitor, jointly with the management and the area of internal audit, the adequacy of the transactions with related parties entered into by the Company and its respective evidences; 6) evaluate, monitor and recommend to the management the correction or the improvement of the internal policies of the Company, including the Policy on Transactions with Related Parties; 7) evaluate the practices of integrity (compliance) of the Company and propose improvements; 8) evaluate and discuss the work annual plan for the independent external auditor and forward it for the approval of the Board of Directors; and ~~6~~ 9) prepare annual summarized report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations presented; and (b) any situations in which there is significant discrepancy among the Company´s management, the independent external auditors and the Audit and Integrity Committee in relation to the financial statements of the Company.

Paragraph Four - The Audit and Integrity Committee will be an advisory body directly bound to the Board of Directors.

Paragraph Five – When selecting the members of the Audit and Integrity Committee, the Board of Directors shall appoint the one who will exercise the role of Coordinator of the body.

Paragraph Six - The Audit and Integrity Committee shall meet, at least, every two (2) months, and whenever necessary, so that the accounting information of the Company is always being evaluated by the committee before its disclosure.

Paragraph Seven- The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures.

Paragraph Eight- The Audit and Integrity Committee shall have means to receive, hold and respond to claims, including confidential, internal and external to the Company, in relation to the non-compliance with the legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for the protection of the confidentiality of the information and of its provider.

Paragraph Nine- The Board of Directors will define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annual or by project, to conduct or determine the performance of consultations, assessments and investigations within the scope of its activities, including the hiring and use of external and independent specialists, to compensate these specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph Ten- The meetings of the Audit and Integrity Committee shall be recorded in minutes, considering that the decisions/recommendations shall be taken with favorable votes of 2/3 (two thirds) of its members.

Paragraph Eleven- The coordinator of the Audit and Integrity Committee, together with other members when necessary or convenient, shall: (i) meet with the Board of Directors and with the Fiscal Council; and (ii) be present at the Annual General Shareholders’ Meeting and, when necessary, at the Extraordinary General Shareholders’ Meetings of the Company.

Paragraph Twelve - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Management of the Company, in accordance with the terms of the Brazilian Corporation Law.”

7.3.2. Approved, by majority of votes of the present shareholders, with 567.451.045 favorable votes, 4.411.085 contrary votes and 20.487.730 abstentions, the consolidation the Company’s Bylaws, which are effective with the consolidated wording included in these Minutes as its Exhibit I.

7.3.3. Approved, by majority of votes of the present shareholders, the following changes to the Restricted Stocks Plan: (a) with 387.013.941 favorable votes, 184.765.480 contrary votes and 20.570.439 abstentions, to exclude the concepts of “Parity Shares”, “Total Shareholder Return - TSR” and “Funds Committed”, and, therefore change items 1.1, 5.3, 5.3.1 and 7.1 and exclude items 5.3.2 and 7.2 of the Restricted Stocks Plan; (b) with 399.121.773 favorable votes, 172.725.033 contrary votes and 20.503.054 abstentions, to insert the possibility for the Company, at its sole discretion and subject to any restrictions and procedures provided for in the applicable legislation and regulation, to grant restricted shares in the form of American Depositary Receipts - ADRs, with the consequent inclusion of a new item 6.2 in the Restricted Stocks Plan; (c) with 394.928.959 favorable votes, 176.908.208 contrary votes and 20.512.693 abstentions, to consolidate the competence of the Board of Directors to establish the effects of the Beneficiary's termination in relation to “Restricted Stock Not Fully Acquired”, with the consequent amendment of item 8.1 and the exclusion of the current items 8.2 and 8.3 of the Restricted Stocks Plan; and (d) with 394.931.674 favorable votes, 176.901.198 contrary votes and 20.516.988 abstentions, to implement wording adjustments, without material change of content, and consequently change items 1.1 (concepts of “Restricted Stock Not Fully Acquired” and “Committee”), 2.1, 3.1, 3.2, 4.1, 4.2 (d), 4.3, 6.1, 7.3 (renumbered to 7.2), 7.4 (renumbered to 7.3), 10.2 and 10.3 and the exclusion of the current item 6.2 of the Restricted Stocks Plan. Thus, these items come into force with the following wording:

“1.1. The terms below, when used here with initials in capital letters shall have the meanings assigned to them below, unless expressly provided otherwise:

“Restricted Stock" means common stock nominative, without our nominal issue amount granted to the Beneficiaries and subject to the limitations specified in this Plan and the respective Stock Agreement;

"Restricted Stock Not Fully Acquired" means the Restricted Stock concerning which the condition established with item 7.1 below has not yet been met;

"Beneficiaries" means the Eligible Persons elected by the Board of Directors, pursuant to paragraph 4.2 (b) below, and in favor of which the Company grants one or more Stock Restricted Stock under this Plan;

“B3” means B3 S.A. – Brasil, Bolsa e Balcão;

"Committee" means the committee established to advise the Board of Directors to manage the Plan, pursuant to item 4.1 below;

“Company" means the BRF S.A., a publicly held corporation, headquartered at Jorge Tzachel, 475 Street, Fazenda, Zip Code: 88.301-600, City of Itajaí, State of Santa Catarina, registered at CNPJ/MF n. 01.838.723/0001-27;

“Board of Directors” means the Board of Directors of the company;

“Grant Agreement” means the private instrument of grant of Restricted Stock executed between the Company and the Beneficiary, whereby the grant Restricted Shares Company to the Beneficiary;

"Grant Date", unless otherwise expressly provided in this Plan or in the Grant Agreement, means, in relation to Restricted Stock granted to each of the beneficiaries, the signature of the Grant Agreement whereby such Restricted Stock are granted;

"Termination" means the termination of the legal relationship administrator or employee between the Beneficiary and the Company or company controlled, for any reason, including without limitation resignation, removal, replacement or termination of office without re-election to the position of manager, application for resignation or dismissal, with or without cause, termination of contract of service, retirement, permanent disability and death. For clarity, it is established that any shutdown of the office of director or employee of the Beneficiary, or other companies under its control, followed by election and investiture or hiring such Beneficiary to another position of director, statutory or otherwise, does not characterize Termination, for purposes of this Plan;

"Eligible Persons" means persons who can be chosen as beneficiaries under item 3.1 below;

“Plan” means the present Restricted Stocks Plan;

“Stock Option Plan” means the Stock Option Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015 and amended at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020;

2.1. The Plan aims to allow the grant of Restricted Shares to Eligible Persons selected by the Board of Directors, in order to: (a) stimulate the expansion, success and the achievement of social objectives of the Company; (b) align the interests of shareholders of the Company to the Eligible Persons; and (c) allow the Company or other companies under its control, to attract and retain the Eligible Persons.

3.1. May be elected as Beneficiaries under the Plan members of the Board of Directors, officers, statutory or not, and others occupying positions in the Company or in other companies under its control.

3.2. Nevertheless, members of the Board of Directors who are also members of the Board of Officers shall only receive the Restricted Stocks grants in the quality of officers.

4.1. The Plan will be managed by the Board of Directors, which may, in observance of the provisions of the Company’s Bylaws and the current applicable legislation, respecting the limits of the global annual compensation of the managers, be assisted by the People, Governance, Organization and Culture Committee or any other group defined by it.

4.2. In compliance with the general conditions of the Plan and the guidelines established by the Company's General Shareholders Meeting, the Board of Directors shall have broad powers to take all necessary and appropriate measures for the administration of the Plan, including:

(a) the creation and application of general rules for the grant Restricted Stock under the Plan, and the solution of questions of interpretation of the Plan;

(b) the election of the Beneficiaries among the Eligible Persons, and the authorization to grant Restricted Stock on their behalf, establishing all the conditions for the acquisition of rights relating to the Restricted Stock to be granted as well as the modification of such conditions when necessary or appropriate;

(c) the authorization for the sale of treasury shares to satisfy the grant of Restricted Stock under the Plan; and

(d) approve terms and conditions of the Grant Agreements to be entered into between the Company and the Beneficiary, subject to the provisions of the Plan.

4.3. In exercising its authority, the Board of Directors will be subject only to the limits of the law and the regulations of the Securities and Exchange Commission and the terms of the Plan, it being understood that the Board of Directors may treat differently administrators and employees from the Company or from companies under its control that are in a similar situation and is not bound by any rule of equality or analogy to extend to all Beneficiaries the conditions that it deems applicable only to one or some in its sole discretion. The Board of Directors may also establish special treatment for exceptional cases involving the effectiveness of each right of the Restricted Shares, provided that the rights already granted are not affected to the Beneficiaries or the basic principles of the Plan. Such exceptional circumstance shall not constitute a precedent for other Beneficiaries.

(…)

5.3. The Board of Directors may make the acquisition of rights related to the Restricted Stocks to any conditions, that deems convenient and impose restrictions on transfer, and may also reserve for the Company repurchase options and/or preemptive rights in case of sale by such Beneficiary same Restricted Stock.

5.3.1 Without prejudice to other conditions that the Board of Directors deems convenient, pursuant to item 5.3 above, the acquisition of Restricted Stocks rights may, at the discretion of the Board of Directors, be either wholly or partially subject to the Company’s achievement of certain performance rates. Measurement of performance rates and their effects on the acquisition of Restricted Stocks rights shall be defined by the Board of Directors and should be reflected in the Grant Agreements.

(…)

6.1. The total number of Restricted Stock that may be granted under this Plan, added to the total number of shares that may be acquired under the Stock Option Plan shall not exceed 2.5% (two and a half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 20,311,831 (twenty million, three hundred and eleven thousand, eight hundred and thirty-one) common, registered, book-entry shares with no par value issued by the Company.

6.2. The Board of Directors, at its sole discretion, may choose to grant to the Beneficiaries some or all of the Restricted Stocks to which they are entitled in the form of ADRs — American Depositary Receipts — backed by stocks issued by the Company, subject to the limits established in item 6.1 above, as well as any restrictions and procedures provided for in the applicable legislation and regulations.

7.1. Without prejudice to other terms and conditions set forth in the respective Grant Agreements, the rights of beneficiaries in respect of Restricted Stock will only be fully acquired by the Beneficiaries that remain continuously connected, as an administrator or employee of the Company for the period to be defined by the Board of Directors and established in each Grant Agreement.

7.2.Once the condition established in item 7.1 above is met, and pursuant to the legal requirements and applicable regulations, the Company shall either transfer the relevant Restricted Stocks or the equivalent financial amount to the Beneficiary, at no cost to the Beneficiary.

7.3. The Restricted Stock fully acquired under the Plan will maintain all the rights inherent to the condition of shareholders of the Company, except for the prohibition periods trading in shares as provided by law and applicable regulations, as well as possible as otherwise determined by the Board of Directors.

(…)

8.1. Except otherwise defined by the Board of Directors and established in the respective Grant Agreements, the Beneficiary's severance of hypotheses, the Restricted Stocks Not Fully Acquired shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation.

(…)

10.2. This Plan and related Grant Agreements (i) do not create any rights other than those expressly provided for in its own terms, (ii) do not give stability or guarantee employment or stay in the condition of administrator or employee, (iii) or harm the right of the Company or other companies under its control, at any time and as appropriate, terminate the employment contract or to terminate the mandate or the relationship with the Beneficiary, (iv) do not guarantee the right to re-election or reappointment functions in the Company or other companies under its control.

10.3. Each Beneficiary shall expressly adhere to the terms of the Plan, by signing the agreement, without any exception, as defined by the Board of Directors.”

7.3.3.1. As a result of the approval above listed, the Restricted Stocks Plan is effective with the wording included in these Minutes as its Exhibit II.

8.       Distance Voting: The Company registers the receipt of distance voting forms for the present Meeting, which were fully counted as stated in the voting maps prepared by the bookkeeping agent and by the Company itself, pursuant to Article 21-W, items I and II, CVM Instruction No. 481/2009, and these voting maps are filed at the Company’s headquarters.

9.       Documents filed at the Company: (i) Call Notice; (ii) Financial Statements referring to the fiscal year ended on December 31, 2020, accompanied by the management report, the explanatory notes, the report of the independent auditors, the opinion of the Fiscal Council, the annual summary report of the Audit and Integrity Committee and Management’s comments on the Company’s financial situation; (iii) Powers-of-attorney and representation documents presented by the present shareholders; and (iv) Voting maps prepared by the bookkeeping agent and the Company itself.

10.       Closing: There being no further matters to be discussed, the meeting was suspended for the drawing up of the Minutes containing the summary of the facts occurred, which, after being approved, were signed by the members of the Presiding Board, and the shareholders who attended the present Meeting through the electronic system made available by the Company had their presence registered by the members of the Presiding Board and are considered to be subscribers to said minutes, pursuant to article 21-V, paragraphs 1 and 2, of CVM Instruction No. 481/2009.

Itajaí (SC), April 27, 2021.

Presiding Board:

Pedro Pullen Parente Chairman	Marcus de Freitas Henriques Secretary

Shareholders Present:

Attorney-at-law: Alves Ferreira e Mesquita (Christiano Marques de Godoy)

Representante de Amundi Index Solutions; Franklin Templeton Investment Funds; Global Multi-factor Equity Fund; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hedge Multimercado FI; Itaú Hedge Plus Multimercado FD Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Multimercado Global Equity Hedge FI; Itaú Multimercado Long and Shorts FI; Itaú Previdência IBrX FIA; Long Bias FIA; e Prediquant A3

Attorney: ADR - Alves Ferreira e Mesquita (Christiano Marques de Godoy)

Representing the Bank of New York ADR Department

Attorney-at-law: Cristiana Rebelo Wiener

Representing BRF Previdência.

Attorney-at-law: Claudia Pessoa Lorenzoni, Luiz Eduardo Martins Morgado and Silvio Moura de Oliveira

Representing Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI

Distance Voting Form send by the bookkeeper

Representing 1895 Fonds Fgr; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Acadian Emerging Markets Small Cap Equity Fund LLC; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Heart Association, Inc.; Amsp Previdência Fundo de Investimento Multimercado; Aqr Ucits Funds; Arero - Der Weltfonds -nachhaltig; Arizona Psprs Trust; Arrowstreet (canada) Global All-country Fund II; Arrowstreet Acwi Alpha Extension Fund III (cayman); Arrowstreet Acwi Alpha Extension Fund V (cayman) L; Arrowstreet Acwi EX US Alpha Estension Trust Fund; Arrowstreet Capital Global All Country Alpha Extension Fund; Arrowstreet Capital Global Equity Long/Short Fund Limited; Arrowstreet Eafe Alpha Extension Trust Fund; Arrowstreet Global Equity Acwi Trust Fund; Arrowstreet International Equity Acwi EX US Alpha Ext T Fund; Arrowstreet US Group Trust; Ascension Alpha Fund, LLC; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Axa Investment Managers Schweiz AG ON Behalf of AX; Baptist Health South Florida, Inc.; Bellsouth Corporation Rfa Veba Trust; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Advantage e. M. Fund of Blackrock Funds; Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bny Mellon (river and Mercantile) Global Equity FU; Bny Mellon Investment Funds I - B M Diversified e M F; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; Brighthouse Funds Trust I-ssga Emerging Markets EN; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Ccl Q International Small Cap Equity Fund; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chevron Master Pension Trust; Chevron UK Pension Plan; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of Los Angeles Fire and Police Pension Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Claritas Advisory Icatu Previdência FIM; Claritas Brasilprev Fife Fundo de Investimento Multimercado; Claritas Hedge Master Fundo de Investimento Multimercado LP; Claritas Inflacao Institucional FIM; Claritas Institucional Fundo de Investimento Multimercado; Claritas Long Short Master Fundo Investimento Multimercado; Claritas Macro Previdência Fife Fundo de Investimento Multim; Claritas Previdência Fife Fundo de Investimento Multimercado; Claritas Previdência Master Fife Fundo de Investimento Multi; Claritas Quant Master FIM; Claritas Total Return Master FIM; College Retirement Equities Fund; Colonial First State Investment Fund 10; Colonial First State Investment Fund 50; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6; Commonwealth

Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Dela Depositary Asset Management B.V.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Diversified Markets (2010) Pooled Fund Trust; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Alpha Tilts Fund; Emerging Markets Alpha Tilts Fund B; Emerging Markets Alpha Tilts-enhanced Fund; Emerging Markets Equity Esg Screened Fund B; Emerging Markets Equity Fund S of M P F World Funds, LLC; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advisers Int F; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Brazil Alphadex Fund; First Trust Emerging Markets Small Cap Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida State Board of Administration; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-fonden; Franciscan Alliance, Inc. Master Pension Trust; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Future Fund Board of Guardians; General Pension and Social Security Authority; Gmam Group Pension Trust III; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Superannuation Board; Government of Singapore; H.e.S.T. Australia Limited; HC Capital Trust the Emerging Markets Portfolio; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Illinois Municipal Retirement Fund; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Ftse Rafi All-world 3000 U; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Strategic Emerging Markets ETF; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Ishares V Public Limited Company; Ivesco Ftse Rafi Emerging Markets ETF; Jnl Multi-manager Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Diversified Return Emerging Markets Equity ETF; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III;

Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kapitalforeningen Unipension Invest Globale Aktier IV; Kraneshares Msci Emerging Markets EX China Index e; Lacm Emerging Markets Fund L.P.; Lacm Emii, L.P.; Laerernes Pension Forsikringsaktieselskab; Legal and General Assurance Pensions Mng Ltd; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Leith Wheeler Emerging Markets Equity Fund; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Macquarie Multi-factor Fund; Managed Pension Funds Limited; Massmutual Select T. Rowe Price International Equi; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mgi Funds Plc; Mineworkers Pension Scheme; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multi-manager International Equity Strategies Fund; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Railroad Retirement Investment Trust; Navarro 1 Fund LLC; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Oregon Public Employees Retirement System; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Diversified Risk Multi-asset Fund, Ltd; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Pension Benefit Guaranty Corporation; People S Bank of China; Philadelphia Gas Works Pension Plan; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rae Emerging Markets Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pimco Rae Emerging Markets Fund LLC; Pool Reinsurance Company Limited; Principal Financial Services, Inc; Pub Institutional Fund Umbrella-pub Equities Emer Markets 1; Pub Institutional Fund Umbrella-pub Equities Emer Markets 2; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employes Ret System of Mississippi; Public Sector Pension Investment Board; Qic International Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Russell Investment Company Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Safra Carteira Institucional FI Multimercado; Safra Carteira Premium FIM; Safra Equity Portfolio Master FIA; Safra Exportacao Fundo de Investimento em Ações; Safra Fermat Master Fundo de Investimento Multimercado; Safra Galileo Master Fundo de Investimento Multimercado; Safra Galileo Plus Master Fundo de Investimento Multimercado; Safra Global Equities FIM; Safra Index Master FIA; Safra Kepler Equity Hedge FIM; Safra Kepler Fundo de Investimento Multimercado; Safra Prev Ações Fundo Investimento em Ações; Safra Prev Copernico FIM Previdenciario; Safra Prev IQ Ações Master FI Ações Previdenciario; Safra Prev MM IQ Master FIM CP Previdenciario; Safra Prev Multi Estrategia FI Multimercado Previdenciario; Safra Private-fundo de Investimento em Ações; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; School Employees Retirement System of Ohio; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Sei Inst Invest TR World EQ Ex-us Fund; Six Circles International Unconstrained Equity Fun; Southern Cal ED C N F Q C DC MT S ON P VD N G; Spartan Group Trust for Emplyee Benefit Plans: Spartan

Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets Fund; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of New Mexico State Inv. Council; State of Wisconsin Invt. Board Master Trust; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street All Country World Ex-us A Non-len C T F; State Street Emerging Markets e N-l C Trust Fund; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - SS em Sri Enhanced e F; State Street Global A. L. S. - S. S. e. M. Esg S. e. e. F.; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street R. F. e. M. I. Non-lending Common T. Fund; State Street Variable Insurance Series Funds, Inc; Stiching Pensioenfonds Voor Huisartsen; Stichiting Blue Sky Act EQ em MK GL Fund; Stichting Bedrijfstakpensioenfonds V H Beroepsvervoer O D WE; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Rail and Openbaar Vervoer; Stichting Pggm Depositary; Stichting Philips Pensioenfonds; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price Emerging Markets Discovery Equity PO; T. Rowe Price Emerging Markets Discovery Stock Fund; T. Rowe Price Emerging Markets Discovery Stock Trust; T.Rowe Price Funds Oeic-emerging Markets Discovery Equity FD; Teacher Retirement System of Texas; Teachers Retirement Allowances; Teachers Retirement System of the City of New York; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Boeing Company Employee Retirement Plans Master Trust; the Emerging M.S. of the Dfa I.T.CO.; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Texas Education Agency; Three Mile Island Unit One Qualified Fund; Thrivent Core Emerging Markets Equity Fund; Thrivent International Allocation Fund; Thrivent International Allocation Portfolio; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Total International EX U.S. I Master Port of Master Inv Port; Ui-e - J P Morgan S/A DTVM; Universal Invest Luxembourg SA ON Behalf of Univest; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Victorian Funds Man C A T F V e M T; Virginia Retirement System; Voya Emerging Markets Index Portfolio; Washington State Investment Board; Wells Fargo BK D of T Establishing Inv F for e Benefit TR; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Yorkshire Pension Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; WM Pool - Equities Trust no. 75; WM Pool - Global Equitiestrust N 6; Xtrackers; and Xtrackers (ie) Public Limited Company

Distance Voting Form send directly to the Company

Representing Abilio dos Santos Diniz; Alessandro Rosa Bonorino; Almir Sebastiao Zanon Xavier; Ana Maria Goncalves Furlan; Ataulfo LLC; Barra Fundo de Investimento em Ações; Bradesco FIA Ibovespa Plus; Bradesco FIA Master Ibovespa; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Smart Allocation; Bradesco FIA Super Acao; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bram FIA Institucional; Bram FIA Long Only; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bruno Machado Ferla; Carlos Alberto Bezerra de Moura; Claudio Daniel de Lima Nessralla; Daniel Pacifico Homem de Souza; Diva Helena Furlan; Eduardo Fontana D Avila; ETF Bradesco Ibovespa Fundo de Índice; Fabio Luis Mendes Mariano; FI em Ações Aruba; FIM Crédito Privado IE - 2431; Fundacao Petrobras de Seguridade Social-petros; Fundo de Investimento de Ações Aspen - IE; Fundo de Investimento em Ações Ibovespa 157; Gabriella Furlan Villares; Guepardo FI Multimercado Longo Prazo; Guepardo Institucional Master Fundo de Investimento de Ações; Guepardo Master Fundo de Investimento em Ações; Guepardo Previdência Fife Fundo de Investimento Multimercado; Igor Fonseca Marti; Kapitalo K10 Master Fundo de Investimento Multimercado; Kapitalo Master II Fundo de Investimento Multimercado; Kapitalo Sigma LLC - Bem - Distribuidora de Titulos e Valore; Kapitalo Tarkus Master FI em Ações; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Leonardo Campo Dallorto; Lorival Nogueira Luz Junior; Lucila Maria Furlan; Luiz Fernando Furlan; Luiz Gotardo Furlan; Marcela Passos Furlan; Marcos Roberto Badollato; Moat Capital FIA Master; Neil Hamilton G Peixoto JR; Odylla Fontana D'avila; Osorio Henrique Furlan Junior; PG Prev - Sociedade de Previdência Privada; Sidney Rogerio Manzaro; Vinicius Guimaraes Barbosa; and Zoe Silveira D Avila

Exhibit I of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting Held on April 27, 2021.

BRF S.A.

CNPJ/MF Nº 01.838.723/0001-27

Publicly-Held Company

BYLAWS

I.	NAME, HEAD OFFICE, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. (“Company”) is a publicly held company, which is ruled by this Bylaws, by Law nº 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and by the other applicable laws and regulations.

Paragraph One - With the entry of the Company into the special listing segment referred as Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Regulation of the Novo Mercado of B3 (“Regulation of the Novo Mercado”).

Paragraph Two - The provisions of the Regulation of the Novo Mercado shall prevail over the statutory provisions, in the event of prejudice to the rights of the beneficiaries of the public offers provided in this Bylaws.

Article 2. The Company´s head office and venue are in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, Zip Code 88.301-600, being able to establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

Article 3. It constitutes main corporate purpose of the Company the exercise of the following activities, in the national territory or abroad:

(i) the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly animal protein by-products and food products that use the cold chain as support and distribution;

(ii) the industrialization and commercialization of animal feeds, nutrients and food supplements for animals;

(iii) the provision of food services in general;

(iv) the industrialization, refining and commercialization of vegetable oils, fats and dairy products;

(v) the exploration, conservation, storage, silage and commercialization of grains, its derivatives and by products;

(vi) the commercialization, in the retail and wholesale, of consumer and production goods including the commercialization of equipment and vehicles for the development of its logistical activity;

(vii) the export and the import of production and consumer goods;

(viii) the provision of services of transportation, logistics and distribution of cargo and food in general;

(ix) the participation in other companies, aiming the broadest achievement of the corporate purposes;

(x) the participation in any project for the operation of the Company´s business;

(xi) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter;

(xii) manufacture and commercialization of organic chemical products derived from animal slaughter; and

(xiii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter.

Sole Paragraph - Sole Paragraph - The Company may also engage, directly or through third parties, in the activities of support to the core business indicated in the Article ~~3º~~ above, such as:

(i)	ancillary activities of administrative, technical or operational support related to the creation of conditions for the better performance of its main activities;

(ii)	transportation of cargo in general;

(iii)	storage and stocking services of products and other services relating thereto;

(iv)	activities of promotion and reposition of its products in the retail and in exposition points and sale to the end consumer, including the necessary support to the clients that allows the packaging and visualization of the products;

(v)	services of receipt and allocation of raw material to be used in the production;

(vi)	services of repair, maintenance and conservation of machinery and vehicles;

(vii)	the promotion of activities, programs, technical assistance and promotion that aim the national agricultural development;

(viii)	the industrialization, exploration and commercialization of packaging of any nature;

(ix)	the exploration and creation of animals in general;

(x)	the commercialization of commodities in general;

(xi)	the research and development of techniques of production and of improvement of the genetic matrices of the Company;

(xii)	the activities of reforestation, extraction, industrialization and commercialization of woods;

(xiii)	the commercialization de real estates, properties, including machinery, equipment and vehicles, of the fixed assets, to meet with the activities inserted in the corporate purpose of the Company described in this article; and

(xiv)	services of fuel supply for its own fleet or for third parties service providers, specially of freight, transportation, logistics and distribution.

Article 4. The term of duration of the Company is undetermined.

II.	CAPITAL STOCK

Article 5. The Company´s capital stock is of twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six cents (R$ 12,553,417,953.36), fully subscribed and paid-in, divided into eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six (812,473,246) common shares, all nominative and with no par value.

Paragraph One - The Company may not issue preferred shares or beneficiary parties.

Paragraph Two - The shares issued by the Company are indivisible and each common share entitles one vote in the deliberations of the General Shareholders’ Meetings.

Article 6. All the shares issued by the Company are in book-entry form and, according to deliberation of the Board of Directors, kept in deposit account, with a financial institution authorized by Comissão de Valores Mobiliários – CVM (“CVM”), on behalf of its holders.

Sole Paragraph. The cost of the transfer and registration, as well as the cost of the service related to the book-entry shares, may be charged directly from the shareholder by the bookkeeping institution, as it is defined in the agreement of the bookkeeping of shares.

Article 7. The Company is authorized to increase its capital stock, regardless of statutory reform, up to the number of shares in which the capital stock is divided is of one billion (1,000,000,000) common shares, upon deliberation of the Board of Directors.

Paragraph One - In the event provided in the head paragraph of this Article, it shall be incumbent on the Board of Directors to fix the issuance price and the number of shares to be issued, as well as the term and the conditions of payment in.

Paragraph Two - Within the limit of the authorized capital, the Board of Directors may, still: (i) deliberate the issuance of subscription bonus; (ii) according to the plan approved by the General Shareholders’ Meeting, grant stock option, without the shareholders having preemptive right in the granting of the options or subscription of the respective shares; (iii) approve the increase of the capital stock upon the capitalization of profits or reserves, with or without bonus shares; and (iv) deliberate the issuance of debentures convertible into shares.

Article 8. At the discretion of the Board of Directors or of the General Shareholders’ Meeting it may be excluded or reduced the preemptive right of the shareholders, in any issuance of shares, debentures convertible into shares and subscription bonus, whose placement is made through sale in the stock exchange, public subscription or exchange for shares in public offer of purchase of control, as provided in the Law and in this Bylaws.

Article 9. The failure of the shareholder in the payment of the capital it subscribed will imply in the charge of interest of one percent (1%) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index – IGP-M, disclosed by Fundação Getúlio Vargas – FGV, or another index that reflects the real loss of the power of purchase of the currency in the period, at the discretion of the Board of Directors of the Company, in the smallest periodicity legally admitted, and fine of ten percent (10%) on the value of the obligation, without prejudice to the other applicable legal sanctions.

Article 10. By deliberation of the General Shareholders’ Meeting, by virtue of the proposal of the Board of Directors, the Company´s capital stock may be increased according to events provided in the law, being certain that in cases of capitalization of profits or reserves, it is optional the issue of new shares corresponding to the increase, among its shareholders, pro-rata the number of shares they hold.

III.             GENERAL SHAREHOLDERS’ MEETING

Article 11. The General Shareholders’ Meeting, convened and installed according to the law and to this Bylaws, shall occur ordinarily within the first four (4) months following the end of the fiscal year and, extraordinarily, whenever the interests and corporate subjects require deliberation of the shareholders.

Article 12. The General Shareholders’ Meeting shall be convened by the Board of Directors upon deliberation of the majority of its members or, still, in the events provided in this Bylaws and in the Sole paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all the shareholders, the material and documents necessary for the analysis of the matters contained in the Agenda, except the cases in which the law or the regulation in force requires its availability in a longer term.

Article 13. The General Shareholders’ Meeting shall be installed, on first call, with the attendance of shareholders representing, at least, twenty five percent (25%) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph One - The Extraordinary General Shareholders’ Meeting that has as purpose the amendment to this Bylaws will be installed, on first call, with the attendance of shareholders that represent, at least, two thirds (2/3) of the capital stock but may be installed, on second call, with any number of shareholders present.

Paragraph Two - Subject to the exceptions provided in the applicable regulation, the first call of the General Shareholders’ Meeting shall be made with, at least, thirty (30) days in advance and the second call with, at least, eight (8) days.

Paragraph Three - The works of the General Shareholders’ Meeting shall be presided by the Chairman of the Board of Directors or, in his absence, by the Vice President. In the cases of absence or temporary impediment of the Chairman and of the Vice President of the Board of Directors, the General Shareholders’ Meeting shall be presided by a Director specially appointed by the Chairman of the Board of Directors. The chairman of the board shall appoint one or more secretaries for the General Shareholders’ Meeting.

Article 14. The deliberations in the General Shareholders’ Meeting, with the exception of the provisions in the law and in this Bylaws, shall be taken by absolute majority of votes of the attendees, the votes in blank not being counted.

Paragraph One - The General Shareholders’ Meeting may only resolve the subjects of the agenda contained in the respective call notice, with the exceptions provided in the Brazilian Corporation Law, being prevented the inclusion, in the agenda of the General Shareholders’ Meeting, matters named “other subjects” or “general subjects” or equivalent expressions.

Paragraph Two - From the works and deliberations of the General Shareholders’ Meeting, the minutes shall be drawn up, which shall be signed by the members of the board of works of the General Shareholders’ Meeting and by the shareholders present that represent, at least, the majority necessary for the deliberations taken.

Article 15. For the benefit of the development of the works of the General Shareholders’ Meetings, the shareholders or their representatives shall present, with, at least, five (5) days in advance, besides the identity card, as the case may be: (i) a power of attorney with certification of the signature of the grantor and/or the documents that evidence the powers of the legal representative of the shareholder; and/or (ii) relatively to the shareholders participants of the fungible custody of book-entry shares, the statement containing the respective equity interest, issued by the financial institution responsible for the custody.

Paragraph One - Without prejudice to the provision in head paragraph of this Article, the shareholder that attends the General Shareholders’ Meeting with the documents that evidence its status of shareholder may participate and vote at the meeting.

Paragraph Two – The Company will adopt, in the inspection of the documentation for the due representation of the shareholder, the principle of good-faith.

Article 16. It is competence of the General Shareholders’ Meeting, besides the other assignments provided in law and in this Bylaws:

(i) attribute bonifications in shares and decide on eventual grouping and splitting of shares;

(ii) approve stock option plans or subscription of shares or granting of plans of shares to the Management and employees or to the individuals who provide services to the Company, as well as to the Management and employees or to individuals who provide services to other companies that are controlled, directly or indirectly, by the Company;

(iii) resolve, according to the proposal presented by the Management, the destination of the profit of the fiscal year and the distribution of dividends;

(iv) resolve on the delisting of the Company from the Novo Mercado;

(v) establish the compensation of the Fiscal Council in the form of the Law and this Bylaws; and

(vi) approve, in accordance with the terms of the Regulation of the Novo Mercado, the waiver of the presentation of the Public Offer of Purchase of Shares in case of delisting of the Novo Mercado.

Article 17. The General Shareholders’ Meeting will establish annually the amount of the global annual compensation of the Management da Company, including benefits of any nature and the representation funds, in view of their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, being incumbent on the Board of Directors to establish the criteria for of the pro-rata of the global compensation among the Management.

Article 18. The General Shareholders’ Meeting may suspend the exercise of the rights of the shareholder that does not comply with a legal or statutory obligation, ceasing the suspension as soon as the obligation is complied with.

Paragraph One - The shareholders that represent five percent (5%), at least, of the capital stock, may convene the General Shareholders’ Meeting mentioned in the head paragraph of this Article when the Board of Directors does not meet, in the term of eight (8) days, the request that they present to convene one, with the indication of the obligation breached and the identification of the defaulting shareholder.

Paragraph Two - It shall be incumbent on the General Shareholders’ Meeting that approves the suspension of the rights of the shareholder to also establish, among other aspects, the scope and duration of the suspension, observing the preventions provided in the law.

Paragraph Three - The suspension of the rights will cease as soon as the obligation is fulfilled, and the said shareholder shall communicate the Company its fulfillment.

IV.             MANAGEMENT

Section I – General Provisions to the Bodies of the Management

Article 19. The Company´s Management is carried out by the Board of Directors and by the Board of Officers, with the respective assignments granted by law and by this Bylaws.

Paragraph One - The management of the Company are waived from providing guarantee for the exercise of the function.

Paragraph Two - The management of the Company will be invested in their positions upon the execution of the term of investiture in the proper books, which shall also contemplate their subordination to the arbitration clause referred in Article 47, and which shall contain the consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph Three - It is expressly forbidden, and it shall be null and void the act practiced by any management of the Company, that involves it in obligations related to business and operations alien from the corporate purpose, without prejudice of the civil or criminal responsibility, as the case may be, to which the violator of this disposition will be subject.

Paragraph Four - The term of office of the management of the Company will be extended until the investiture of their respective successors.

Section II – Board of Directors

Article 20. The Board of Directors is composed by, at least, nine (9) and, up to, eleven (11) effective members, all elected and dismissible by the General Shareholders’ Meeting, with unified term of office of two (2) years, reelection being allowed.

Paragraph One - Of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, according to the criteria and rules provided in the Regulation of the Novo Mercado.

Paragraph Two - When, due to the calculation of the percentage referred in the paragraph above, the result generates a fractional number, the Company shall proceed to the rounding of the number to the one immediately above.

Paragraph Three. The characterization of the those appointed to the Board of Directors as Independent Directors shall be deliberated at the General Shareholders’ Meeting that elects them, which can base its decision: (i) on the declaration, forwarded by the one appointed as Independent Director to the Board of Directors, attesting its compliance with the criteria of independence established in the Regulation of the Novo Mercado, contemplating the respective justification, if verified any of the situations provided in § 2 of article 16 of the referred Regulation of the Novo Mercado; and (ii) the manifestation of the Board of Directors, inserted in the management proposal to the General Shareholders’ Meeting for the election of the Management, as to the compliance or not of the candidate with the criteria of independence.

Paragraph Four - The procedure provided in Paragraph Three above is not applied to the appointments of candidates to members of the Board of Directors that do not meet the time in advance necessary for inclusion of candidates in the distance voting form, as provided in the regulation issued by CVM on distance voting.

Paragraph Five - The Board of Directors shall assess and disclose annually who are the Independent Directors, as well as to appoint and justify any circumstances that may jeopardize their independence.

Paragraph Six - As to the election of the members of the Board of Directors, the General Shareholders’ Meeting shall appoint a Chairman and a Vice President, the Vice President shall substitute the Chairman in his absences or impediments, as well as in case of vacancy.

Paragraph Seven - Whenever the General Shareholders’ Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal of full plate of candidates for the vacancies in the Board of Directors, including appointment for the positions of Chairman and Vice President of the Board of Directors, which shall be submitted to the approval of the General Shareholders’ Meeting.

Paragraph Eight - If any shareholder wants to appoint one or more candidates to compose the Board of Directors that do not integrate the plate proposed as provided in Paragraph Seven of this article, such shareholder shall notify the Company proposing another plate to run for the positions at the Board of Directors of the Company, in writing and preferably with at least five (5) days in advance of the date scheduled for the General Shareholders’ Meeting, informing the name, the qualification and the complete professional resumé of the candidate(s), being incumbent n the Company to provide its immediate disclosure, by means of a Notice to the Shareholders through the electronic system available at the website of CVM. The Company will not accept the registration of any plate, nor the exercise of the voting right in the election of the members of the Board of Directors, in circumstances that configure violation to the dispositions of the applicable regulation.

Paragraph Nine - It is forbidden the presentation of more than one plate by the same shareholder. However, one individual may be part of two or more plates, including the one proposed in the terms of Paragraph Eight above.

Paragraph Ten - If it receives written request of adoption of the procedure of multiple voting, in the form of Article 141, Paragraph One of the Brazilian Corporation Law, the Company shall disclose the request and content of such request, immediately, by means of a Notice to the Shareholders through the electronic system available at the website of CVM or in the form defined by the law or by CVM.

Paragraph Eleven - If the election of the Board of Directors occurs by means of the procedure of multiple voting, each member of the plates presented in the form of this Article will be considered a candidate for the position of director.

Paragraph Twelve - Whenever the election occurs by the procedure of multiple voting, the dismissal of any member of the Board of Directors by the General Shareholders’ Meeting will imply in the dismissal of all the other members, proceeding to a new election.

Paragraph Thirteen - In the events of vacancy of positions of effective members of the Board of Directors, the remaining members shall appoint a substitute who will fill in the position until the next General Shareholders’ Meeting, occasion on which it will be elected a new director to complete the term of office. In case of simultaneous vacancies above one third (1/3) of its members, a General Shareholders’ Meeting will be convened, within thirty (30) days of this event, for the election of the substitutes, whose term of office will coincide with the term of office of the other directors.

Paragraph Fourteen – The members of the Board of Directors shall have impeccable reputation, not being able, except as approved at the General Shareholders’ Meeting, to be elected those that (i) occupy positions in companies that may be considered as competitors of the Company; or (ii) have or represent conflicting interest with the Company. If, after the election of the member of the Board of Directors any fact that configures event of impediment for the holding of the position of director, provided in the Brazilian Corporation Law or in this paragraph, the member who is subject to the impediment undertakes to immediately present his resignation to the Chairman of the Board of Directors.

Subsection II.1 – Meetings and Substitutions

Article 21. The Board of Directors shall meet, ordinarily, ~~once per month~~ at least 8 (eight) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, drawing up minutes of these meetings in the proper book.

Paragraph One - The call for the meetings of the Board of Directors will be given, in writing, by means of a letter, telegram, e-mail or other form that allows the proof of receipt of the call by the recipient, and shall contain, besides the place, date and time of the meeting, the agenda.

Paragraph Two - The meetings of the Board of Directors shall be convened with, at least, five (5) business days in advance. On the same call date of the meeting, the material and documents necessary to the consideration of the issues of the agenda of the meeting of the Board of Directors shall be made available to the directors.

Paragraph Three - Regardless of the formalities of the call, it will be considered regular the meeting at which all the members of the Board of Directors are present.

Paragraph Four - The meetings of the Board of Directors shall be installed, on first call, with the presence of, at least, two thirds (2/3) of its members. On second call, which shall be object of a new communication to the directors in the form of Paragraph One of this Article, sent immediately after the date established for the first call, the meeting will be installed with the presence of the simple majority of the directors.

Paragraph Five - If necessary, the holding of meetings of the Board of Directors or the participation of the directors at the meetings of the Board of Directors may be carried out by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this circumstance, the director shall be considered present at the meeting, and the vote will be considered valid for all legal purposes and incorporated into the minutes of the referred meeting.

Paragraph Six - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or of any management bodies, exercise the vote or, in any form, intervene in the subjects in which he is, directly or indirectly, in a situation of conflicting interest with the interests of the Company, in terms of the Law.

Paragraph Seven - The deliberations of the Board of Directors shall be taken by the majority of the votes of those present, being incumbent on the Chairman of the Board of Directors the casting vote in the cases of a draw.

Paragraph Eight - The minutes of the meetings of the Board of Directors shall be worded clearly and record the decisions taken, the people present, the dissenting votes and the vote abstentions.

Article 22. In the event of absence or temporary impediment, the directors may be represented at the meetings of the Board of Directors by another director appointed, in writing, who, besides his own vote, will express the vote of the director absent or temporarily impeded.

Paragraph One - In the event of absence or temporary impediment of the Chairman of the Board, his functions shall be exercised, on a temporary basis, by the Vice President.

Paragraph Two - In the event of absence or temporary impediment do Vice President, will be incumbent on the Chairman to appoint, among the other members of the Board of Directors, the substitute.

Subsection II.2 - Competence

Article 23. It is competence of the Board of Directors, besides the other assignments provided in the law and this Bylaws:

(i) establish the general guidance of the Company´s business, considering the impacts of the Company´s activities on the society and on the environment, aiming the continuity of the Company and the creation of value in the long term;

(ii) define the values and ethical principles of the Company and ensure the maintenance of the Company´s transparency in the relationship with all the interested parties;

(iii) elect and dismiss the members of the Board of Officers of the Company or of its controlled companies, directly and indirectly, and establish their assignments, observing the provision of this Bylaws;

(iv) inspect the management of the members of the Board of Officers, examine at any time the books and papers of the Company, request information on agreements executed or about to be executed and on any other acts;

(v) convene the General Shareholders’ Meeting when judged convenient and in the cases provided in Law;

(vi) manifest on the Management report, the accounts of the Board of Officers and the financial statements related to each fiscal year;

(vii) distribute among the members of the Board of Directors and of the Board of Officers the annual global compensation established by the General Shareholders’ Meeting and establish the criteria for the participation in the profits of the employees and Management, as provided in this Bylaws;

(viii) authorize the incorporation and winding-up of controlled companies, direct or indirectly, by the Company;

(ix) choose and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x) propose to the General Shareholders’ Meeting the issue of new shares of the Company above the limit of the authorized capital;

(xi) except in the cases of competence of the General Shareholders’ Meeting, in the terms of the regulation issued by CVM, deliberate (a) the purchase of shares issued by the Company for maintenance in treasury or for use in plans approved by the General Shareholders’ Meeting; and (b) the eventual sale or cancelation of such shares;

(xii) resolve the issue by the Company or by its controlled companies, directly and indirectly, of debentures not convertible into shares, promissory notes (commercial paper) and other similar credit titles;

(xiii) resolve the issue by the Company of shares, subscription bonus and debentures convertible into shares, within the limit of the authorized capital, establishing the amount, the conditions of payment in and the respective subscription prices and premium, as well as if it will be ensured the preemptive right to the shareholders or reduced the term for its exercise, as authorized by the law in force;

(xiv) resolve the preparation of semiannual balance sheets of the Company or related to shorter periods, as well as to declare interim dividends to the account of profits calculated in these balance sheets, or to the Account of Accrued Profits or of Profits Reserve existing in the last annual or semiannual balance sheet, in the form provided in law and/or the distribution of capital interest, as provided in Law nº 9.249, of December 26, 1995, as amended;

(xv) approve the policy on the payment of dividends of the Company;

(xvi) propose to the Annual General Shareholders’ Meeting, observing the limits established in Article 35, sole paragraph, of this Bylaws, the amounts to be paid as statutory participation of the employees and Management in the profits of each fiscal year, as well as to define the criteria for distribution of such amounts;

(xvii) authorize the practice of free reasonable acts by the Company, for the benefit of any individual or entity, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xviii) present proposal for approval at the Meeting of stock option plan or plan of concession of shares to its Management or employees, or to individuals who provide services to the Company, as well as to the Management and employees or individuals who provide services to its controlled companies, directly and indirectly, within the limit of the authorized capital, being incumbent to the Board of Directors the Management of the referred plan, including the grant of options and concessions of shares in the scope of such plans;

(xix) authorize amendments to the trading and issue of American Depositary Receipts – ADRs by the Company or of its controlled companies, directly and indirectly;

(xx) approve its internal regulation which shall provide for, at least, the following matters: (i) the attributions of the Chairman of the Board of Directors; (ii) the rules for the replacement of the Chairman of the Board of Directors in case of his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interests; (iv) the definition of the term in advance sufficient for receiving the material for discussion at the meetings, with the adequate depth; and (v) the possibility of holding, during the meetings of the Board of Directors, exclusive sessions with the external members of the Board of Directors, without the presence of the members of the Board of Officers and other guests;

(xxi) constitute technical or advisory committees, of non-deliberative character, to perform specific tasks or for generic activities of the Company´s interest, in the terms and conditions defined by the Board of Directors. The Committees may act, among others, in the following areas: (i) strategy and finance, (ii) corporate governance, conduct and ethics, and (iii) compensation of Management and executive development;

(xxii) monitor the compliance of the assignments of the committees that may be created to advise the Board of Directors, approve their respective regulations and assess the technical opinions and reports, in the terms of the law in force and of this Bylaws;

(xxiii) establish mechanisms of periodic assessment of the performance of its members, with the purpose to contribute to the improvement and the effectiveness of the governance of the Company, being able to hire external specialists for the assessment process;

(xxiv) prepare and make public grounded opinion containing favorable or contrary opinion to the acceptance of any and all corporate restructuring, capital increase and other operations that results in change of control, within fifteen (15) days from the disclosure of all the conditions of the operation that results in the change of control. This opinion shall manifest if such operation ensures fair and equitative treatment to the shareholders of the Company;

(xxv) prepare and make public previously grounded opinion containing favorable or contrary opinion to the acceptance of any and all public offer for the purchase of shares or securities convertible into or exchangeable for shares issued by the Company, within fifteen (15) days from the publication of the notice of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, in which it will manifest: (a) on the convenience and opportunity of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, as to the interest of the Company and of all of its shareholders and in relation to the price and to the possible impacts on the liquidity of the securities held by them; (b) as to the strategic plans disclosed by the offering party in relation to the Company; and (c) the eventual alternatives to the acceptance of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, available in the market;

(xxvi) submit to the General Shareholders’ Meeting proposals of amendments to the Company´s Bylaws, that are related to the term of duration of the Company, corporate purpose, increases or reductions of capital, issue of marketable securities and/or securities, exclusion of the preemptive right in the subscription of shares and other titles and/or securities, dividends, interest on own capital, powers and assignments of the General Shareholders’ Meeting, structure and assignments of the Board of Directors and of the Board of Officers, and respective quorums of deliberation;

(xxvii) approve the annual demobilization plan of the Company proposed by the Board of Officers, as well as the purchase, assignment, transfer, sale and/or encumbrance of real estate assets of the Company or of controlled companies or affiliates, directly or indirectly, that are not discriminated in the Demobilization Plan already approved, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxviii) approve the proposal of split, merger, incorporation in which the Company or controlled companies and affiliates, directly or indirectly, are part or of the Company itself, as well as the Company´s transformation or any other form of corporate restructuring;

(xxix) deliberate on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial recovery of the Company or of the controlled company and affiliates, directly and indirectly, as well as financial restructurings related thereto;

(xxx) approve the purchase, assignment, transfer, sale and/or encumbrance of goods of the non-current assets (except real estate properties) of the Company or of the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxi) authorize the granting of guarantees, real or fidejussory, commercial pledge, mortgages, guarantees and~~,~~ endorsements, as well as to contract insurance guarantees or letters of guarantee according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxii) authorize the Board of Officers to offer products and real estates and properties of the Company or of controlled companies or affiliates, directly or indirectly, in guarantee to the financial institutions when contracting financing or in guarantee of judicial procedures, whenever these acts result in obligations for the Company or for the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiii) approve the contracting with third parties of debt operations of the Company or of controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiv) approve the policy on financial risk management of the Company, establishing the main conditions for the contracting of “hedging” operations (assets and liabilities), such policy shall contain, at least, the following specifications: purpose of the “hedge”, risk factors, eligible instruments, limits and spheres of competence;

(xxxv) approve the issue, purchase, assignment, transfer, sale and/or encumbrance, at any title or form, by the Company or by the controlled companies or affiliates, directly or indirectly, of equity interests and/or any securities in any companies (including waiver to the right of subscription of shares or debentures convertible into shares of subsidiaries, controlled companies or affiliates), according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxvi) approve and define, previously, the acts to be practiced by the Board of Officers of the Company at the General Shareholders’ Meetings and/or Shareholders´ Meetings of controlled companies, affiliates or invested companies, directly or indirectly, acting as shareholder and/or partner of these companies, according to the Policy of Competence of the Company, to be approved by the Board of Directors or that involve reputational and strategic aspects of the Company;

(xxxvii) approve the performance of operations and business of any nature with related parties, in compliance with the provision of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interests of the Company, approved by the Board of Directors;

(xxxviii) approve (i) the Code of Conduct; (ii) the Securities’ Negotiation Policy, and (iii) the Contributions’ and Donations’ Policy, which shall observe the minimum requirements established by the Regulation of the Novo Mercado e by the Brazilian Code of Corporate Governance;

(xxxix) approve the annual and pluriannual integrated capital budgets (budgets of operations, budgets of investments, and the budgets of cash flow) of the Company and of its controlled companies and affiliates, establishment of the policy on investment and on the corporate strategy. The general annual integrated budget shall always be approved up to the last day of the previous calendar year and shall refer to the twelve months of the following fiscal year. At any time during the calendar year, the budget of the company shall cover a minimum period of six (6) months. The execution and performance of the approved budget shall be reviewed monthly at the General Shareholders’ Meetings of the Board of Directors;

(xl) approve the execution of any contracts or agreements (except the contracting of debt) involving the ordinary course of the Company´s activities or of the controlled companies, directly or indirectly, including, but not limited to, services, consulting or supply agreements, according to the Policy of Competence of the Company, to be approved by the Board of Directors, as well as to approve the contractual termination or the execution of amendment terms to the agreements already executed that result in a new obligation of the same amount;

(xli) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar arrangements involving patents, processes of production and/or technology, copyrights, domain names, trademarks or deposited marks on behalf of the Company or of any company controlled by it or affiliate, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors, except: (a) if effected between the Company and wholly-owned subsidiaries, except in cases of sale and/or final assignment, which shall be approved by the Board of Directors; and (b) for authorization of use of trademarks by controlled companies or affiliates.

Section III – Board of Officers

Article 24. The Board of Officers, whose members are elected and dismissible at any time by the Board of Directors, shall be composed by, at least, two (2) and, up to, fifteen (15) members, elected for a period of two (2) years, reelection being allowed, being one (1) Global Chief Executive Officer and one (1) Chief Financial and of Investor Relations Officer and the others Vice President Officers with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer, in the terms of Article 26 below, all being professionals who meet the parameters indicated in Paragraphs Three and Four below.

Paragraph One - The positions of Chairman of the Board of Directors and of the Global Chief Executive Officer may not be occupied by the same individual, except as provided in Paragraph Two below.

Paragraph Two - The rule contained in Paragraph One of this Article does not apply in the event of vacancy of the position of Global Chief Executive Officer, in this case, the Company shall: (i) disclose the cumulation of positions as a result of the vacancy until the following business day of its occurrence; (ii) disclose, within the period of sixty (60) days, counted from the vacancy, the measures taken to cease the cumulation of the positions; and (iii) cease the cumulation within one (1) year.

Paragraph Three - The election of the Board of Officers shall be made by the Board of Directors, being able to choose among the candidates pre-selected by the Global Chief Executive Officer. To this effect, the Global Chief Executive Officer will send to the Board of Directors a copy of the "resumé" of the candidate appointed, together with the terms of his hiring and all other necessary information to evidence the qualification established in Paragraph Four of this Article. If the Board of Directors does not approve the appointments presented, new names shall be presented, by the Global Chief Executive Officer, until they are approved by the Board of Directors.

Paragraph Four - The Board of Officers shall be integrated exclusively by professionals who have proven academic education and practice, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25. It is competence of the Board of Officers to:

(i) authorize the opening, the closing or the amendment to the address of branches, agencies, deposits, offices or any other facilities of the Company, in Brazil or abroad;

(ii) submit, annually, the appreciation by the Board of Directors, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, as well as the proposal for the allocation of the earned profits of the previous year;

(iii) prepare and propose, to the Board of Directors, the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment programs;

(iv) approve the corporate rules that shall guide the other approval competences and the responsibilities for the management acts necessary to the conduction of the Company´s activities, defining the limits of competence for several decision making processes, according to hierarchical levels of the Company and always observing the spheres of competence of the Board of Directors provided in Article 23 of this Bylaws;

(v) decide, by request of the Global Chief Executive Officer, on any subject that is not of the exclusive competence of the General Shareholders’ Meeting or of the Board of Directors;

(vi) approve the performance of certain operations and business with Related Parties, in compliance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflicts of Interests of the Company;

(vii) prepare the draft, for further submission to the deliberation of the Board of Directors (i) of the Code of Conduct; (ii) of Risk Management Policy, (iii) of the Securities’ Negotiation Policy, (iv) of the Related Parties’ Transaction Policy, and (v) of the Contributions’ and Donations’ Policy, that shall observe the minimum requirements established by the Regulation of the Novo Mercado and by the Brazilian Code of Corporate Governance.

Article 26. Besides the other assignments established in this Bylaws, it is competence on, as for example:

(i) The Global Chief Executive Officer:

a.               convene and preside the meetings of the Board of Officers;

b.               represent the Board of Officers at the meetings of the Board of Directors;

c.               submit to the deliberation of the Board of Directors the proposals of the Board of Officers related to the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment of the Company;

d.               inspect and guide the conduction of the financial, social and sustainability business and the activities of the other Officers;

e        present to the Board of Directors, the financial statements, the annual and pluriannual budgets and investments’ budget, the financial planning and the cash flow; and

f        propose to the Board of Directors positions of Officers, with or without specific designation, and the respective holders for the performance of specific functions that judges necessary.

(ii) To the Chief Financial and of Investor Relations Officer:

a.               prepare, together with the other members of the Board of Officers and under the coordination of the Global Chief Executive Officer, the budgets to be submitted to the approval of the Board of Directors and be responsible for the control of execution of these budgets mainly on what refers to the control of cash flow;

b.               guide the execution of the economical financial policy, supervising the economical financial activities, according to the determinations of the Board of Directors; and

c.               organize and coordinate the system of necessary information to its performance, as well as supervise all the controllership activities of the Company.

d. represent the Company before CVM and other entities of the capital markets and financial institutions, as well as regulating bodies and stock exchanges, national and foreign, in which the Company has securities listed, besides complying with applicable regulatory rules to the Company on what is related to the registrations held by CVM and together with regulating bodies and stock exchanges in which the Company has securities listed and administer the policy of relationship with investors; and

e. monitor the compliance, by the shareholders of the Company, with the obligations provided in Chapter VIII of this Bylaws and report to the General Shareholders’ Meeting and/or to the Board of Directors, when requested, its conclusions, reports and diligences.

(iii) To the others Vice President Officers, whose designation will be given by the Board of Directors by suggestion of the Global Chief Executive Officer:

a.               guide, coordinate and supervise the specific activities under their responsibility; and

b.               execute specific charges that might be attributed by decision of the Global Chief Executive Officer.

Subsection III.2 – Representation of the Company

Article 27. The Board of Officers, within the limits established by the Law and by this Bylaws, is vested with general management powers, that allow the practice of all the necessary acts for the regular functioning of the Company, to achieve its corporate purposes.

Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, shall be incumbent on:

(i)	any two (2) members of the Board of Officers acting jointly;

(ii)	any member of the Board of Officers, jointly with an attorney in fact with specific powers; or

(iii)	two attorneys in fact with specific powers, always acting jointly.

Paragraph One - The Company may be represented by only one Officer or one attorney in fact with specific powers in the practice of the following acts:

(i)	representation of the Company at General Shareholders’ Meetings and the partners´ meetings of companies in which the Company participates;

(ii)	representation of the Company in court; or

(iii)	practice of acts of simple administrative routine, including before public bodies, mixed capital companies, boards of trade, Labor Justice, INSS, FGTS and the collecting banks, and others of the same nature.

Paragraph Two - The acts for which this Bylaws requires previous authorization of the Board of Directors shall only be valid once this requirement is met.

Paragraph Three - The Board of Officers may, through two of its members and upon competent instruments, to constitute attorneys in fact with specific powers to act on behalf of the Company, with mandate with determined term to be established case by case, except the judicial mandates that may be granted for undetermined term. In any case, it shall be respected the limitations and restrictions mentioned in this Article and the ones established by the Board of Directors.

Subsection III.3 – Meetings of the Board of Officers

Article 29. The Board of Officers will hold meetings whenever necessary, drawing up minutes of these meetings in the proper book.

Paragraph One - The deliberations of the Board of Officers shall be taken by the majority of votes, being incumbent on the Global Chief Executive Officer, or on his substitute, the casting vote.

Paragraph Two - The minimum quorum of installation of the meetings of the Board of Officers is of two thirds (2/3) of its members.

Paragraph Three - If necessary, it is admitted the holding of meetings or the participation of the members of the Board of Officers, at the meetings of such board, by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this event, the member of the Board of Officers shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes and incorporated to the minutes of the referred meeting.

Paragraph Four - In the absence or temporary impediments, the members of the Board of Officers will replace each other, by appointment of the Global Chief Executive Officer. If there is vacancy, the Board of Directors, within thirty (30) days, (i) shall appoint who shall (a) fill in the vacancy, whose term of office shall have a coincident term with the other members of the Board of Officers or (b) cumulate the respective function or (ii) deliberate on the non-fulfillment, temporary or permanent, of the position vacant, provided that this position is not of the Global Chief Executive Officer or Chief Financial and Investor Relations Officer.

V.              FISCAL COUNCIL

Article 30. The Company shall have a permanent Fiscal Council, composed by three (3) effective members and equal number of alternates, elected by the General Shareholders’ Meeting, which will perform its functions until the first annual General Shareholders’ Meeting that occurs after its election, reelection being allowed, with the assignments, competence and compensation provided in the Law.

Paragraph One - The election of the members of the Fiscal Council shall occur by means of majority decision, being elected the three (3) candidates, and respective alternates, who receive the higher number of votes at the General Shareholders’ Meeting, observing the provision of article 161 of the Brazilian Corporation Law. If there is a Controlling Shareholder, it is ensured to the minority shareholders, provided they represent, jointly, ten percent (10%) or more of the shares issued by the Company, the right to elect, separately, one (1) member and the respective alternate of the Fiscal Council of the Company.

Paragraph Two - The members of the Fiscal Council shall be invested in their positions upon the execution of the term of investiture in the proper book, which shall contain the consent to all manuals, codes, regulations and internal practices of the Company, and its subordination to the arbitration clause referred in Article 47.

Paragraph Three - The Fiscal Council will meet periodically, in the terms of its Internal Regulation, drawing up minutes of these meetings in the proper book.

Paragraph Four - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall work according to the Internal Regulation approved by the Fiscal Council itself.

Article 31. For the full exercise of the functions of the Fiscal Council the requirements provided in the applicable law, the provision in this Bylaws and in the Internal Regulation of the Fiscal Council shall be observed.

Paragraph One - It will be applicable to the members of the Fiscal Council the same obligations and preventions imposed by the Law and by this Bylaws to the Management of the Company.

Paragraph Two – In case of absence or vacancy of position of an effective member of the Fiscal Council, the respective alternate will occupy his place. In case of vacancy of position of the effective member and of its respective alternate, the General Shareholders’ Meeting shall be convened to proceed to the election of a member to the position.

Paragraph Three - Observing the requirements and obligations contained in this Bylaws, as well as in the other applicable legal dispositions, the members of the Fiscal Council of the Company may be elected by the Board of Directors to also integrate the Audit and Integrity Committee.

VI.             AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have an Audit and Integrity Committee in permanent functioning, comprised by, at least, three (3) and, by a maximum, five (5) members, being the majority independent members and, at least, one (1) of its members not belong to ~~of~~ the Board of Directors, in accordance with the requirements established in the applicable regulation, especially in CVM Instruction nº 509/11. At least one of the independent members of the Board of Directors shall be appointed to also integrate the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee shall be a member of the Board of Officers.

Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for terms of office of two (2) years and will occupy their positions for, at the most, ten (10) years, being dismissible at any time. If the member of the Committee is also a member of the Board of Directors, the term of office will end simultaneously for both positions.

Paragraph One - The performance of the activities of the members of the Audit and Integrity Committee shall observe the rules provided in the Brazilian law, especially in CVM Instruction 509/11, and in US law, including the provision of the Sarbanes–Oxley Act and the rules issued by the Securities and Exchange Commission - SEC.

Paragraph Two - At least one of the members of the Audit and Integrity Committee shall have proven knowledge in the areas of corporate accounting, of audit and finance, that characterizes him as financial specialist.

Paragraph Three - The Audit and Integrity Committee shall have the following assignments: 1) give opinion on the hiring and dismissal of the independent external auditor for the conduction of the independent external audit or for any other type of service; 2) supervise the activities: (a) of the independent auditors, such as to evaluate their independence, the quality and adequacy of the services provided to the needs of the Company; (b) of the area of internal controls of the Company; (c) of the area of internal audit of the Company; and (d) of the area of preparation of the financial statements of the Company; 3) monitor the quality and integrity: (a) of the mechanisms of internal controls; (b) of the quarterly information, interim statements and financial statements of the Company; and (c) of the information and measurement disclosed based on adjusted accounting data and on non-accounting data that add non-provided elements to the structure of the usual reports of the financial statements; 4) evaluate and monitor the risk exposures of the Company, being able, inclusively, to require detailed information on policies and procedures related with: (a) the management compensation; (b) the use of the Company´s assets; and (c) the expenses incurred on behalf of the Company; 5) evaluate and monitor, jointly with the management and the area of internal audit, the adequacy of the transactions with related parties entered into by the Company and its respective evidences; 6) evaluate, monitor and recommend to the management the correction or the improvement of the internal policies of the Company, including the Policy on Transactions with Related Parties; 7) evaluate the practices of integrity (compliance) of the Company and propose improvements; 8) evaluate and discuss the work annual plan for the independent external auditor and forward it for the approval of the Board of Directors; and ~~6~~ 9) prepare annual summarized report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations presented; and (b) any situations in which there is significant discrepancy among the Company´s management, the independent external auditors and the Audit and Integrity Committee in relation to the financial statements of the Company.

Paragraph Four - The Audit and Integrity Committee will be an advisory body directly bound to the Board of Directors.

Paragraph Five – When selecting the members of the Audit and Integrity Committee, the Board of Directors shall appoint the one who will exercise the role of Coordinator of the body.

Paragraph Six - The Audit and Integrity Committee shall meet, at least, every two (2) months, and whenever necessary, so that the accounting information of the Company is always being evaluated by the committee before its disclosure.

Paragraph Seven- The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures.

Paragraph Eight- The Audit and Integrity Committee shall have means to receive, hold and respond to claims, including confidential, internal and external to the Company, in relation to the non-compliance with the legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for the protection of the confidentiality of the information and of its provider.

Paragraph Nine- The Board of Directors will define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annual or by project, to conduct or determine the performance of consultations, assessments and investigations within the scope of its activities, including the hiring and use of external and independent specialists, to compensate these specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph Ten- The meetings of the Audit and Integrity Committee shall be recorded in minutes, considering that the decisions/recommendations shall be taken with favorable votes of 2/3 (two thirds) of its members.

Paragraph Eleven- The coordinator of the Audit and Integrity Committee, together with other members when necessary or convenient, shall: (i) meet with the Board of Directors and with the Fiscal Council; and (ii) be present at the Annual General Shareholders’ Meeting and, when necessary, at the Extraordinary General Shareholders’ Meetings of the Company.

Paragraph Twelve - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Management of the Company, in accordance with the terms of the Brazilian Corporation Law.

VII.           FISCAL YEAR AND RESULTS

Article 34. The fiscal year coincides with the calendar year and, in on its termination, the Company shall prepare the financial statements provided in the Brazilian Corporation Law for purposes of disclosure and assessment by the General Shareholders’ Meeting.

Article 35. From the result of each fiscal year, it shall be deducted, before any participation, the eventual accrued losses and the provision for Income Tax.

Sole Paragraph - After the referred deductions in this Article are made, the General Shareholders’ Meeting may assign to the employees and Management, successively and in this order:

(i)	the statutory participation of the employees of the Company up to the maximum limit of ten percent (10%) of the remaining profits; and

(ii)	the statutory participation of the Management, up to the maximum legal limit.

Article 36. After the participations mentioned in Article 35 above are deducted, the net profit of the year shall have successively the following destination:

(i)	five percent (5%) for the constitution of the Legal Reserve until it reaches twenty percent (20%) of the Capital Stock;

(ii)	twenty five percent (25%) as minimum mandatory dividend, adjusted according to Article 202 of the Brazilian Corporation Law, to be attributed to all the shares of the Company;

(iii)	twenty percent (20%) for the constitution of reserves for capital increase, until reaches the limit of twenty percent (20%) of the Capital Stock;

(iv)	until fifty percent (50%) for the constitution of the reserve for expansion, until it reaches eighty percent (80%) of the Capital Stock, with the purpose to ensure investments in fixed assets, or increases in working capital, including by means of amortization of the Company´s debts, regardless of the withholding of profit related to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the operations of redemption, reimbursement or purchase of shares, authorized by the Law; and (iv) in the incorporation to the Capital Stock, including upon new bonus shares.

Article 37. Except where otherwise provided at the General Shareholders’ Meeting, the payment of the dividends and of interest on own capital shall be made within sixty (60) days from the date of the respective deliberation.

Paragraph One - By deliberation of the Board of Directors, in the terms of Article 23 above, the Company can prepare semi-annual balance sheets or related to shorter periods, as well as declare dividends and/or interest on own capital on the account of profits earned in these balance sheets, of accrued profits or of reserves of profit existing in the last annual or semi-annual balance sheet, as provided in the Law.

Paragraph Two – The interim dividends and the interest on own capital declared in each fiscal year may be attributed to the mandatory dividend of the fiscal year.

Article 38. The dividends not received or unclaimed shall prescribe within the term of three (3) years, counting from the date on which they were made available to the shareholder, and shall revert to the Company.

VIII.         SALE OF SHAREHOLDING CONTROL, OF DEREGISTRATION AS PUBLICLY HELD COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 39. The sale of the control of the Company, directly or indirectly, both by means of a single operation, as by means of successive operations, shall be contracted under the condition precedent or subsequent, that the purchaser of the control undertakes to present a public offer for the purchase of the shares having as object the shares issued by the Company held by the other shareholders (“OPA”), observing the conditions and terms provided in the law and regulation in force and in the Regulation of the Novo Mercado, as to ensure them equal treatment to the one given to the seller.

Paragraph One - For purposes of this Bylaws, it is understood as control and its related terms the power effectively used by shareholder to direct the corporate activities and to guide the functioning of the company´s bodies, whether directly or indirectly, in fact or by law, regardless of the equity interest held the shareholder.

Paragraph Two - If the purchase of the control also subjects the purchaser of the control to perform an OPA required by Article 41 of this Bylaws, the purchase price at the OPA will be the higher between the prices determined in compliance with this Article 39 and Article 41, Paragraph Three of this Bylaws.

Paragraph Three - In case of indirect sale of control, the purchaser shall disclose the value attributed to the Company for the purposes of defining the price of the OPA, as well as to disclose the justified evidence of this value.

Paragraph Four - The OPA shall observe the conditions and the terms provided in the law, the regulation in force and in the Regulation of the Novo Mercado.

Article 40. After an operation of sale of control of the Company and its subsequent OPA, the purchaser of the control, whenever necessary, shall take the appropriate measures to restore the minimum percentage of outstanding shares provided in the Regulation of the Novo Mercado, within the eighteen (18) months following the purchase of the power of control.

Article 41. Any Purchasing Shareholder, who purchases or becomes holder of shares issued by the Company, in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company shall (i) immediately disclose such information by means of Material Fact Notice, as provided in the regulation issued by CVM; and (ii) in the maximum period of thirty (30) days counting from the date of the purchase or of the event that resulted in the ownership of shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, present or request registration of, as the case may be, an OPA of the totality of the shares issued by the Company, observing the provision of the applicable regulation of CVM, the regulations of B3 and the terms of this Article.

Paragraph One - For purposes of this Bylaws, (i) “Purchasing Shareholder” means any person, including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, with domicile or with head office in Brazil or abroad, or Group of Shareholders, that purchases shares of the Company; and (ii) “Group of Shareholders” means the group of people: (a) bound by contracts or voting agreements of any nature, whether directly or by means of controlled companies, controlling companies or under common control; or (b) among which there is a control relationship; or (c) under common control.

Paragraph Two - The OPA shall be (i) directed indistinctly to all the shareholders of the Company, (ii) effected through an auction to be held at B3, (iii) presented by the price determined in accordance with Paragraph Three of this Article, and (iv) paid in cash, in national currency, against the purchase within the OPA of the shares issued by the Company.

Paragraph Three - The purchase price at the OPA of each share issued by the Company may not be lower than the highest value between (i) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last one hundred and twenty (120) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company; and (ii) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last thirty (30) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company.

Paragraph Four - The performance of the OPA mentioned in the head paragraph of this Article will not exclude the possibility of another shareholder of the Company, or, as the case may be, the Company itself, to formulate a competing OPA, in the terms of the applicable regulation.

Paragraph Five - The Purchasing Shareholder will be obliged to attend eventual requests or to meet the requirements of CVM, formulated based on the applicable law, related to the OPA, within the maximum terms provided in the applicable regulation.

Paragraph Six - If the Purchasing Shareholder does not comply with the obligations imposed by this Article, including on what refers to the compliance of the maximum terms (i) for the performance or request of registration of the or (ii) for compliance or possible requests or requirements from CVM, the Board of Directors of the Company shall convene an Extraordinary General Shareholders’ Meeting, in which the Purchasing Shareholder will not be able to vote, to deliberate on the suspension of the exercise of the rights of the Purchasing Shareholder that did not comply with any obligation imposed in this Article, as provided in Article 120 of the Brazilian Corporation Law, without prejudice to the responsibility of the Purchasing Shareholder for losses and damages caused to the other shareholders as a result of non-compliance to the obligations imposed by this Article.

Paragraph Seven - Any Purchasing Shareholder who purchases or becomes holder of other rights, including usufruct or trust, over the shares issued by the Company in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, will be equally obliged to, in up to thirty (30) days counted from the date of such purchase or from the event that resulted in the ownership of such rights over shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, to present or request the registration, as the case may be, of an OPA, in the terms described in this Article.

Paragraph Eight - The obligations contained in Article 254-A of the Brazilian Corporation Law and in Article 39 of this Bylaws do not exclude the compliance, by the Purchasing Shareholder, with the obligations contained in this Article, except as provided in Article 45 and in Article 46 of this Bylaws.

Paragraph Nine - The provision of this Article is not applicable if a person becomes holder of shares issued by the Company in amount higher than thirty three point thirty three percent (33.33%) of the total of the shares issued as a result: (i) of legal succession, under the conditions that the shareholder disposes the excess of shares in up to sixty (60) days counted from the relevant event, (ii) of the merger of another company into the Company, (iii) of the merger of shares of another company into the Company, or (iv) of the subscription of shares of the Company, made in a single primary issue, that has been approved at a General Shareholders’ Meeting of the shareholders of the Company, according to the rules provided in the applicable regulation.

Paragraph Ten - For purposes of calculation of the percentage of thirty-three-point thirty three percent (33.33%) of the total shares issued by the Company described in the head paragraph of this Article, it will not be calculated the involuntary increases of equity interest resulting from cancelation of shares held in treasury or of reduction of the Company´s capital stock with the cancelation of shares.

Paragraph Eleven - If CVM´s regulation applicable to the OPA, as provided in this Article determines the adoption of a criteria of calculation for setting the purchase price of each share of the Company in the OPA that results in purchase price higher than the one determined in the terms of Paragraph Three of this Article, the OPA provided in this Article shall be effected for the purchase price calculated in the terms of CVM´s regulation.

Article 42. The Company´s delisting from the Novo Mercado, either by voluntary, compulsory act or by virtue of corporate restructuring, shall observe the rules contained in the Regulation of the Novo Mercado.

Article 43. Without prejudice to the provision of the Regulation of the Novo Mercado, the voluntary delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on the OPA for the cancelation of registration as publicly held company and the following requirements: (i) the price offered shall be fair, being possible, the request of new valuation of the Company in the form established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares shall accept the OPA or expressly agree with the delisting from the Novo Mercado without the effective sale of the shares.

Sole Paragraph. The voluntary delisting from the Novo Mercado may occur regardless of the performance of the OPA mentioned in this Article, in the event of waiver approved at the General Shareholders’ Meeting, observing the rules and conditions of the Regulation of the Novo Mercado.

Article 44. Without prejudice to the provision of the Regulation of the Novo Mercado, the compulsory delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on public offers for purchase of shares for cancelation of registration of publicly held company and the requirements established in the head paragraph of Article 43.

Sole Paragraph. If the percentage of purchase of shares that authorizes the delisting from the Novo Mercado is not reached, after the performance of the OPA provided in the head paragraph, the shares issued by the Company will still be negotiated in the Novo Mercado, within six (6) months following the performance of the auction of the OPA, without prejudice of the application of eventual sanctions by B3.

Article 45. It is optional the formulation of a single OPA, aiming to more than one of the purposes provided in this Chapter VIII, in the Regulation of the Novo Mercado, in the corporate law or in the regulation issued by CVM, provided it is possible to make procedures compatible with all types of OPA and there is no prejudice for the recipients of the offer and it is obtained the authorization from CVM when required by the applicable law.

Sole Paragraph - With the exception of the OPAs destined to the delisting from the Novo Mercado and/or to the cancelation of registration of publicly held company, the performance of a unified OPA may only occur by a shareholder of the Company who holds an amount equal or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, observing the provision of head paragraph of Article 41 as to the minimum price to be paid per share.

Article 46. The shareholders responsible for the performance of the OPA provided in this Chapter VIII, in the Regulation of the Novo Mercado or in the regulation issued by CVM may ensure its effectiveness through any shareholder or third party.

Sole Paragraph - The Company or the shareholder, as the case may be, do not exempt itself from the obligation to present the OPA that is of his responsibility until the said OPA is concluded in compliance with the applicable rules.

IX.             ARBITRAL TRIBUNAL

Article 47. The Company, its shareholders, Management and members of Fiscal Council undertake to resolve, by means of arbitration, in the Market Arbitration Chamber, in the form of its regulation, every and all controversy that may arise between them, related to or arising from its condition as issuer, shareholder, Management or member of the Fiscal Council, as the case may be, and, specially, of the application, validity, efficacy, interpretation, violation and its effects, arising from the dispositions contained in Law nº 6.385/1976, in the Brazilian Corporation Law, in the rules edited by the National Monetary Council, in the Central Bank of Brazil or by CVM, as well as in the other applicable rules to the functioning of the capital market in general and the ones contained in the Regulation of the Novo Mercado, in the other regulations of B3 and in the participation agreement of the Novo Mercado, as in the Arbitration Regulation of the Market Arbitration Chamber, to be conducted in compliance with this last Regulation.

X.              COMPANY´S LIQUIDATION

Article 48. The Company will be liquidated in the cases determined in the law, being incumbent on the General Shareholders’ Meeting to elect the liquidator or liquidators, as well as the Fiscal Council that shall work in this period, according to the legal formalities.

XI.             GENERAL PROVISIONS

Article 49. The Company shall observe the shareholders´ agreements filed at the head office, being expressly prevented to the members of the presiding board of the works of the general meetings or of the meetings of the Board of Directors to accept declaration of vote of any shareholder, signatory of shareholders’ agreement duly filed at the head office or of member of the Board of Directors elected by the signatories of such agreement, that is cast in disagreement with what is agreed upon in the referred agreement, also being expressly forbidden to the Company to accept and proceed to the transfer of shares and/or to the encumbrance and/or to the assignment of preemptive right to the subscription of shares and/or of other securities that do not respect what is provided and regulated according to the shareholders’ agreement filed at the head office.

Exhibit II of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting Held on April 27, 2021.

RESTRICTED STOCKS PLAN

This Restricted Stocks Plan is ruled by the provisions below.

1.                  Definitions

1.1.          The terms below, when used here with initials in capital letters shall have the meanings assigned to them below, unless expressly provided otherwise:

“Restricted Stock" means common stock nominative, without our nominal issue amount granted to the Beneficiaries and subject to the limitations specified in this Plan and the respective Stock Agreement;

"Restricted Stock Not Fully Acquired" means the Restricted Stock concerning which the condition established with item 7.1 below has not yet been met;

"Beneficiaries" means the Eligible Persons elected by the Board of Directors, pursuant to paragraph 4.2 (b) below, and in favor of which the Company grants one or more Stock Restricted Stock under this Plan;

“B3” means B3 S.A. – Brasil, Bolsa e Balcão;

"Committee" means the committee established to advise the Board of Directors to manage the Plan, pursuant to item 4.1 below;

“Company" means the BRF SA, a publicly held corporation, headquartered at Jorge Tzachel, 475 Street, Fazenda, Zip Code: 88.301-600, City of Itajaí, State of Santa Catarina, registered at CNPJ/MF n. 01.838.723/0001-27;

“Board of Directors” means the Board of Directors of the company;

“Grant Agreement” means the private instrument of grant of Restricted Stock executed between the Company and the Beneficiary, whereby the grant Restricted Shares Company to the Beneficiary;

"Grant Date", unless otherwise expressly provided in this Plan or in the Grant Agreement, means, in relation to Restricted Stock granted to each of the beneficiaries, the signature of the Grant Agreement whereby such Restricted Stock are granted;

"Termination" means the termination of the legal relationship administrator or employee between the Beneficiary and the Company or company controlled, for any reason, including without limitation resignation, removal, replacement or termination of office without re-election to the position of manager, application for resignation or dismissal, with or without cause, termination of contract of service, retirement, permanent disability and death. For clarity, it is established that any shutdown of the office of director or employee of the Beneficiary, or other companies under its control, followed by election and investiture or hiring such Beneficiary to another position of director, statutory or otherwise, does not characterize Termination, for purposes of this Plan;

"Eligible Persons" means persons who can be chosen as beneficiaries under item 3.1 below;

“Plan” means the present Restricted Stocks Plan;

“Stock Option Plan” means the Stock Option Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015 and amended at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020;

2.                  Objectives of the Plan

2.1.             The Plan aims to allow the grant of Restricted Shares to Eligible Persons selected by the Board of Directors, in order to: (a) stimulate the expansion, success and the achievement of social objectives of the Company; (b) align the interests of shareholders of the Company to the Eligible Persons; and (c) allow the Company, or other companies under its control, attract and retain the Eligible Persons.

3.                  Eligible Persons

3.1.             May be elected as Beneficiaries under the Plan members of the Board of Directors, officers, statutory or not, and others occupying positions in the Company or in other companies under its control.

3.2.             Nevertheless, members of the Board of Directors who are also members of the Board of Officers shall only receive the Restricted Stocks grants in the quality of officers.

4.                  Plan Administration

4.1.             The Plan will be managed by the Board of Directors, which may, in observance of the provisions of the Company’s Bylaws and the current applicable legislation, respecting the limits of the global annual compensation of the managers, be assisted by the People, Governance, Organization and Culture Committee or any other group defined by it.

4.2.             In compliance with the general conditions of the Plan and the guidelines established by the Company's General Shareholders Meeting, the Board of Directors shall have broad powers to take all necessary and appropriate measures for the administration of the Plan, including:

(a) the creation and application of general rules for the grant Restricted Stock under the Plan, and the solution of questions of interpretation of the Plan;

(b) the election of the Beneficiaries among the Eligible Persons, and the authorization to grant Restricted Stock on their behalf, establishing all the conditions for the acquisition of rights relating to the Restricted Stock to be granted as well as the modification of such conditions when necessary or appropriate;

(c) the authorization for the sale of treasury shares to satisfy the grant of Restricted Stock under the Plan; and

(d) approve terms and conditions of the Grant Agreements to be entered into between the Company and the Beneficiary, subject to the provisions of the Plan.

4.3.             In exercising its authority, the Board of Directors will be subject only to the limits of the law and the regulations of the Securities and Exchange Commission and the terms of the Plan, it being understood that the Board of Directors may treat differently administrators and employees from the Company or from companies under its control that are in a similar situation and is not bound by any rule of equality or analogy to extend to all Beneficiaries the conditions that it deems applicable only to one or some in its sole discretion. The Board of Directors may also establish special treatment for exceptional cases involving the effectiveness of each right of the Restricted Shares, provided that the rights already granted are not affected to the Beneficiaries or the basic principles of the Plan. Such exceptional circumstance shall not constitute a precedent for other Beneficiaries.

4.4.             The deliberations of the Board of Directors are binding for the Company in respect of all matters relating to the Plan.

5.                  Grant of Restricted Stocks

5.1.             Annually, or whenever it deems necessary, the Board of Directors will approve the grant of Restricted Stock, electing the Beneficiaries in favor of which the Company will sell the Restricted Stock under the Plan, establishing terms and vesting conditions related to the Restricted Stock.

5.2.             The Restricted Stock grant is performed by the conclusion of Grant Agreements between the Company and the Beneficiaries, which shall, without prejudice to other conditions determined by the Board, (a) the amount of the grant Restricted Stock object and (b) the terms and conditions for the acquisition of rights relating to the Restricted Stock. The Board of Directors may also establish the payment of said amount in cash or in shares, in the form to be established in the respective Grant Agreement.

5.3.             The Board of Directors may make the acquisition of rights related to the Restricted Stocks to any conditions, that deems convenient and impose restrictions on transfer, and may also reserve for the Company repurchase options and/or preemptive rights in case of sale by such Beneficiary same Restricted Stock.

5.3.1. Without prejudice to other conditions that the Board of Directors deems convenient, pursuant to item 5.3 above, the acquisition of Restricted Stocks rights may, at the discretion of the Board of Directors, be either wholly or partially subject to the Company’s achievement of certain performance rates. Measurement of performance rates and their effects on the acquisition of Restricted Stocks rights shall be defined by the Board of Directors and should be reflected in the Grant Agreements.

5.4.             The Board of Directors may establish differentiated terms and conditions for each Grant Agreement, without application of any rule of equality or analogy between the Beneficiaries, even if they are in similar or identical situations.

6.                  Stocks subjected to the Plan

6.1.             The total number of Restricted Stock that may be granted under this Plan, added to the total number of shares that may be acquired under the Stock Option Plan shall not exceed 2.5% (two and a half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 20,311,831 (twenty million, three hundred and eleven thousand, eight hundred and thirty-one) common, registered, book-entry shares with no par value issued by the Company.

6.2.             The Board of Directors, at its sole discretion, may choose to grant to the Beneficiaries some or all of the Restricted Stocks to which they are entitled in the form of ADRs — American Depositary Receipts — backed by stocks issued by the Company, subject to the limits established in item 6.1 above, as well as any restrictions and procedures provided for in the applicable legislation and regulations.

7.                  Acquisition of Rights Related to Restricted Stock

7.1.             Without prejudice to other terms and conditions set forth in the respective Grant Agreements, the rights of beneficiaries in respect of Restricted Stock will only be fully acquired by the Beneficiaries that remain continuously connected, as an administrator or employee of the Company for the period to be defined by the Board of Directors and established in each Grant Agreement.

7.2.             Once the condition established in item 7.1 above is met, and pursuant to the legal requirements and applicable regulations, the Company shall either transfer the relevant Restricted Stocks or the equivalent financial amount to the Beneficiary, at no cost to the Beneficiary.

7.3.             The Restricted Stock fully acquired under the Plan will maintain all the rights inherent to the condition of shareholders of the Company, except for the prohibition periods trading in shares as provided by law and applicable regulations, as well as possible as otherwise determined by the Board of Directors.

8.                  Hypothesis of Termination and its Effects

8.1.             Except otherwise defined by the Board of Directors and established in the respective Grant Agreements, the Beneficiary's severance of hypotheses, the Restricted Stocks Not Fully Acquired shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation.

9.               Effective Term Plan

9.1.             The Plan shall become effective on the date of its approval by the Company's General Shareholders Meeting and shall remain in force for an indefinite period and may be terminated at any time by decision of the General Shareholders Meeting. The Plan shall end not affect the rights fully acquired the Restricted Stock granted based on it.

10.            General Provisions

10.1.          Nothing in the Plan shall grant to any Beneficiary the right to remain as administrator and/or employee of the Company, nor interfere in any way the right of the Company, at any time and subject to legal and contractual conditions, terminate the employment contract employee and/or discontinue the trustee's mandate.

10.2.          This Plan and related Grant Agreements (i) do not create any rights other than those expressly provided for in its own terms, (ii) do not give stability or guarantee employment or stay in the condition of administrator or employee, (iii) or harm the right of the Company or other companies under its control, at any time and as appropriate, terminate the employment contract or to terminate the mandate or the relationship with the Beneficiary, (iv) do not guarantee the right to re-election or reappointment functions in the Company or other companies under its control.

10.3.          Each Beneficiary shall expressly adhere to the terms of the Plan, by signing the agreement, without any exception, as defined by the Board of Directors.

10.4.          The rights and obligations relating to Restricted Stock granted under this Plan are personal and not transferable, the Beneficiary may not, under any circumstances, assign, transfer or otherwise dispose of any third party such rights or obligations.

10.5.          Any significant legal change regarding the regulation of corporations, public companies, labor relations and/or tax effects of a grant plan actions, may cause the full review of the Plan.

10.6.          The cases shall be governed by the Board of Directors, asked when he deems it appropriate, the General Shareholders Meeting. Any Restricted Stock granted under the Plan is subject to all the terms and conditions set forth herein, terms and conditions shall prevail in case of inconsistency regarding the provisions of any agreement or document mentioned in this Plan.

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